Exhibit 99.1

Execution Version

DENISON MINES INC.
as Borrower
and
DENISON MINES CORP.
as Guarantor
and
THE BANK OF NOVA SCOTIA
as Sole Lead Arranger and Bookrunner
and
THE BANK OF NOVA SCOTIA
as Administrative Agent
and
The Several Lenders from time to time Party thereto

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT
Dated as of January 30, 2015

Fasken Martineau DuMoulin LLP
Toronto, Ontario

DM_TOR/286042.00006/7662962.3  Fourth Amended and Restated Credit Agreement

TABLE OF CONTENTS
Page

ARTICLE 1 INTERPRETATION  1
1.1
Defined Terms 1
1.2
Other Usages 1
1.3
Plural and Singular 1
1.4
Headings 1
1.5
Currency 1
1.6
Applicable Law 1
1.7
Time of the Essence 1
1.8
Non-Banking Days 1
1.9
Consents and Approvals 1
1.10
Amount of Credit 1
1.11
Schedules 1
1.12
Rule of Construction 1
1.13
Calculations, Computations 1
1.14
Knowledge 1
ARTICLE 2 CREDIT FACILITY  1
2.1
Establishment of Credit Facility 1
2.2
Lenders’ Commitments 1
2.3
Reduction of Credit Facility 1
2.4
Termination of Credit Facility 1
ARTICLE 3 GENERAL PROVISIONS RELATING TO CREDITS  1
3.1
Types of Credit Availments 1
3.2
Time and Place of Payments 1
3.3
Evidence of Indebtedness 1
3.4
General Provisions Relating to All Letters 1
3.5
Notice Periods 1
3.6
Administrative Agent’s Discretion to Allocate 1
ARTICLE 4 DRAWDOWNS  1
4.1
Drawdown Notice 1
ARTICLE 5 ROLLOVERS  1
5.1
[Intentionally Deleted.] 1
ARTICLE 6 CONVERSIONS  1
6.1
[Intentionally Deleted.] 1
ARTICLE 7 INTEREST AND FEES  1
7.1
General Interest Rules 1
7.2
Standby Fee 1

7.3
Letter Fees 1
ARTICLE 8 RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS  1
8.1
Conditions of Credit 1
8.2
Increased Costs 1
8.3
Failure to Fund as a Result of Change of Circumstances1
8.4
Indemnity Relating to Credits 1
8.5
Indemnity for Transactional and Environmental Liability1
8.6
Gross-Up for Taxes 1
ARTICLE 9 REPAYMENTS AND PREPAYMENTS  1
9.1
Repayment of Credit Facility 1
9.2
Mandatory Prepayments 1
9.3
Reimbursement on Presentation of Letters 1
9.4
Letters Subject to an Order 1
9.5
Currency of Repayment 1
9.6
Repayment of Credit Excess 1
ARTICLE 10 REPRESENTATIONS AND WARRANTIES  1
10.1
Representations and Warranties 1
10.2
Survival of Representations and Warranties 1
ARTICLE 11 COVENANTS  1
11.1
Affirmative Covenants 1
11.2
Restrictive Covenants 1
11.3
Performance of Covenants by Administrative Agent 1
ARTICLE 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT  1
12.1
Conditions Precedent to All Credit 1
12.2
Conditions Precedent to Effectiveness of this Agreement1
12.3
Waiver 1
ARTICLE 13 DEFAULT AND REMEDIES  1
13.1
Events of Default 1
13.2
Refund of Overpayments 1
13.3
Remedies Cumulative 1
13.4
Set-Off 1
ARTICLE 14 THE ADMINISTRATIVE AGENT  1
14.1
Appointment and Authorization of Administrative Agent1
14.2
Interest Holders 1
14.3
Consultation with Counsel 1
14.4
Documents 1
14.5
Administrative Agent as Lender 1

14.6
Responsibility of Administrative Agent 1
14.7
Action by Administrative Agent 1
14.8
Notice of Events of Default 1
14.9
Responsibility Disclaimed 1
14.10
Indemnification 1
14.11
Credit Decision 1
14.12
Successor Administrative Agent 1
14.13
Delegation by Administrative Agent 1
14.14
Waivers and Amendments 1
14.15
Determination by Administrative Agent Conclusive and Binding1
14.16
Adjustments among Lenders after Acceleration 1
14.17
Redistribution of Payment 1
14.18
Distribution of Notices 1
14.19
Determination of Exposures 1
14.20
Decision to Enforce Security 1
14.21
Enforcement 1
14.22
Application of Cash Proceeds of Realization 1
14.23
Security Documents 1
14.24 Survival 1
14.25
Entering into Contracts 1
14.26
Discharge of Security 1
ARTICLE 15 GUARANTEE  1
15.1
Guarantee 1
15.2
Nature of Guarantee 1
15.3
Finance Parties not Bound to Exhaust Recourse 1
15.4
Evidence of Secured Obligations 1
15.5
Guarantee in Addition to Other Security 1
15.6
Reinstatement 1
15.7
Waiver of Notice, Etc. 1
15.8
Subrogation Rights, Assignment and Postponement of Claim1
15.9
Advance After Certain Events 1
ARTICLE 16 MISCELLANEOUS  1
16.1
Notices 1
16.2
Severability 1
16.3
Counterparts 1
16.4
Successors and Assigns 1
16.5
Assignment 1
16.6
Entire Agreement 1
16.7
Further Assurances 1
16.8
Judgment Currency 1
16.9
Counsel Representation 1

16.10
Paramountcy 1
16.11
Confirmation of Security 1
SCHEDULE A LENDERS AND INDIVIDUAL COMMITMENTS  1
SCHEDULE B COMPLIANCE CERTIFICATE  1
SCHEDULE C FORM OF ASSIGNMENT  1
SCHEDULE D FORM OF DRAWDOWN NOTICE  1
SCHEDULE E CORPORATE CHART  0
SCHEDULE F REIMBURSEMENT INSTRUMENT  1
SCHEDULE G CAPITAL OF PLEDGED SUBSIDIARIES  1
SCHEDULE H SECURITY DOCUMENTS  1
SCHEDULE I AGREED ENVIRONMENTAL REQUIREMENTS  1

DM_TOR/286042.00006/7662962.3  Fourth Amended and Restated Credit Agreement

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of January 30, 2015 among Denison Mines Inc., a corporation amalgamated under the laws of the Province of Ontario, as borrower (“DMI” or the “Borrower”) and Denison Mines Corp., a corporation amalgamated under the laws of the Province of Ontario (the “Parent”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia, as Administrative Agent;

WHEREAS pursuant to a credit agreement (as amended to June 30, 2011, the “Original Credit Agreement”) dated as of June 30, 2008 made between DMI, as borrower, the Parent, as guarantor, the Lender and the Administrative Agent, the Lender established the Credit Facility (for the purpose of this recital only, as defined in the Original Credit Agreement) in favour of DMI.

AND WHEREAS pursuant to a credit agreement (as amended to June 30, 2011, the “First Amended and Restated Credit Agreement”) dated as of June 30, 2011 made between DMI and the Parent, as borrowers, the Lender and the Administrative Agent, the Lender established the Credit Facility (for the purpose of this recital only, as defined in the First Amended and Restated Credit Agreement) in favour of the DMI and the Parent.

AND WHEREAS pursuant to a credit agreement (as amended to June 28, 2012, the “Second Amended and Restated Credit Agreement”) dated as of June 28, 2012 made between DMI and the Parent, as borrowers, the Lender and the Administrative Agent, the Lender established the Credit Facility (for the purpose of this recital only, as defined in the Second Amended and Restated Credit Agreement) in favour of the DMI and the Parent.

AND WHEREAS pursuant to a third amended and restated credit agreement ( the “Existing Credit Agreement”) dated as of January 31, 2014 made between DMI and the Parent, as borrowers, the Lender and the Administrative Agent, the Lender established the Credit Facility (for the purpose of this recital only, as defined in the Existing Credit Agreement) in favour of DMI and the Parent.

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement as follows for the purpose of, inter alia, deleting the Parent as a borrower, increasing the amount of the Credit Facility and extending the Maturity Date.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1 Defined Terms
The following defined terms shall for all purposes of this Agreement, or any amendment, modification, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” means such currency of Canada which, as at the time of payment or determination, is legal tender in Canada for the payment of public or private debts.

“Accommodation” means any extension of credit by a Finance Party to the Borrower hereunder pursuant to a Finance Document by way of a Letter of Credit.

“Acquisition” means:

(a)
a Share purchase in which the Parent directly or indirectly, Controls the entity being acquired immediately following the completion of such acquisition; or

(b)
an asset purchase in which all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Administrative Agent” means BNS, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Affiliate” means, with respect to any specified Person, an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian chartered bank.

“Agreed Environmental Requirements” means the set of social and environmental guidelines developed by commercial banks and the International Finance Corporation for the purpose of assessing and managing environmental and social issues related to private-sector project financings, as adopted on July 3, 2006, as updated from time to time, and known as the “Equator Principles” and set forth in Schedule I hereto, including the World Bank Environment, Health and Safety Guidelines for Mining and Milling which are incorporated therein provided, for the purposes of this Agreement, the Agreed Environmental Requirements shall be applicable only in respect of projects (i) developed by any Company in non-Organisation for Economic Co-operation and Development countries or countries not designated as “High Income” by the World Bank’s Development Indicators Database and (ii) for which, for a period of 12 consecutive months, all licenses and permits required pursuant to Applicable Law to permit the extraction of minerals therefrom have been obtained.

 “Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, request, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Official Body, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person.

“Areva” means Areva Resources Canada Inc., formerly Cogema Resources Inc., and its successors and assigns.

“Arm's Length” has the meaning ascribed to such term in the Tax Act.

“Available Credit” means, at any particular time, the amount, if any, by which the amount of the Credit Facility at such time exceeds the amount of credit outstanding under the Credit Facility at such time.

“Banking Day” means any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario.

 “Basis Point” means one one-hundredth of 1%.

“BNS” means The Bank of Nova Scotia, a Canadian chartered bank, and its permitted successors and assigns.

“Borrower” means Denison Mines Inc. and its successors and permitted assigns.

“Branch of Account” means the Toronto main branch of the Administrative Agent located at 44 King Street West, Toronto, Ontario, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

 “Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with International Financial Reporting Standards, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Capital Reorganization” means any change in the terms of the issued and outstanding Shares of a Company.

“Cash” means, at any particular time, the aggregate of cash and Cash Equivalents of the Parent determined on a consolidated basis at such time.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the government of the United States or Canada or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank (A) incorporated in Canada or the United States having capital and surplus in excess of $500,000,000 or the Exchange Equivalent thereof ; and (B) having a long term credit rating of no less than A- by S&P or the equivalent thereof by a comparable rating agency; (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, and (iv) readily marketable direct obligations issued by any state or province of either Canada or the United States or any political subdivision thereof having one of the two highest rating categories obtainable from two of Moody’s, S&P or Dominion Bond Rating Service with maturities of 12 months or less from the date of acquisition.

“Cash Management Agreement” means any cash management agreement (including any mirror netting agreement) which a Company enters into in the ordinary course of business with The Bank of Nova Scotia or any Affiliate thereof.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Official Body or (c) the making or issuance of any Applicable Law by any Official Body.

“Commitment Letter” means the commitment letter dated April 28, 2008 between DMI, the Parent and The Bank of Nova Scotia but only insofar and to the extent of matters relating to the payment of the upfront fee and annual administrative agency fee referenced therein), as the same may be amended, modified, supplemented or replaced from time to time.

“Companies” means, the Parent and all Subsidiaries of the Parent and “Company” means any of the Companies.

“Contaminant” means any contaminant, as defined by the EPA.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Corporate Reorganization” means any change in the legal existence of any Company (other than a Capital Reorganization) including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“Credit Documents” means this Agreement, the Commitment Letter, the Security Documents, the Postponement and Subordination Undertaking and all instruments and agreements executed and delivered by the Companies in favour of the Finance Parties from time to time in connection with this Agreement or any other Credit Document.

“Credit Excess” means, as at a particular date and with respect to the Credit Facility, the amount, if any, by which the aggregate amount of credit outstanding thereunder as at the close of business on such date exceeds the amount of the Credit Facility as at the close of business on such date.

“Credit Facility” means the revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Designated Account” means, with respect to transactions in a particular currency for the Borrower, the account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this Agreement.

“Distribution” means:

(a)
the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of an Obligor, other than a dividend declared, paid or set aside for payment by an Obligor which is payable in Shares of an Obligor;

(b)
the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of an Obligor or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of an Obligor, including, without limitation, options, warrants, conversion or exchange privileges and similar rights (provided the issuance of Shares pursuant to the terms of any options, warrants, conversion or exchange privileges or similar rights shall not be a Distribution); and

(c)
the payment of interest or the repayment of principal with respect to any Indebtedness of an Obligor which is subordinated to the Indebtedness of an Obligor under the Credit Documents.

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“Employee Benefit Plan” means any employee benefit plan maintained or contributed to by any Company that are not Pension Plans, including any profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangements in which the employees or former employees of any Company participate or are eligible to participate, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported, but excluding all stock option or stock purchase plans.

“Environmental Laws” means the Agreed Environmental Requirements and all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the Ontario EPA and the EPA Saskatchewan).

“EPA Ontario” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“EPA Saskatchewan” means the Environmental Management and Protection Act, 2002 (Saskatchewan) as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with International Financial Reporting Standards, be classified on the consolidated balance sheet of the Parent at such time as shareholders’ equity of the Parent.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

“Excluded Taxes” means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Finance Party, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Finance Party is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by an Obligor, (ii) an assignee pursuant to an assignment and assumption made pursuant to Section 16.5 or (iii) any other assignee to the extent that an Obligor has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of an Accommodation that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Finance Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 8.6, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 8.6. For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Tax Act or any successor provision thereto.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time determined by such Finance Party in good faith in accordance with Section 14.19.

“Finance Documents” means the Credit Documents and the Secured Risk Management Agreements.

“Finance Parties” means the Administrative Agent, the Lenders, the Issuing Lender and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Obligors are resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Finance Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Obligors are resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Hazardous Materials” means:

(a)
any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquefied natural gas or synthetic gas usable for fuel; or

(b)
any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, obligations of any Person under any uranium or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

“Indemnified Liabilities” has the meaning ascribed to such term in Section 8.5(a) or Section 8.5(b), as applicable.

“Indemnified Taxes” means Taxes other than Excluded Taxes and Other Taxes.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 9.1, 9.2 and 16.5 as the individual commitment of such Lender with respect to the Credit Facility provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender under the Credit Facility immediately prior to the termination thereof.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to the Companies and used in or necessary to the operation of their respective business.

“International Financial Reporting Standards” means the international financial reporting standards for Canadian publicly accountable enterprises issued by the International Accounting Standards Board.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures or any operating expenditures.

“Issuing Lender” means The Bank of Nova Scotia or any other Lender selected by the Administrative Agent and acceptable to the Borrower who assumes in writing the obligation of issuing Letters under the Credit Facility on behalf of the Lenders.

“Lenders” means those financial institutions who in accordance with the provisions of the Agreement provide an Individual Commitment, initially being each of the financial institutions listed in Schedule A attached hereto and thereafter, those financial institutions which may become Party to this Agreement, as a Lender, by executing and delivering to the Administrative Agent and to the Borrower an assignment or otherwise becoming a Party hereto, and each of their respective successors and permitted assigns, and "Lender" means any one of them in such capacity.

“Letters” or “Letters of Credit” means non-financial standby letters of credit or letters of guarantee issued, for the sole purpose to support the Reclamation Obligations of the Borrower, by the Issuing Lender (i) at the request, and on the credit, of the Borrower and (ii) on behalf of the Borrower and, if applicable, a Subsidiary of the Parent, each being denominated in Canadian dollars, having a term of not more than one year, being renewable in the sole discretion of the Issuing Lender, being issued to a named beneficiary acceptable to the Issuing Lender, acting reasonably, and being otherwise in a form satisfactory to the Issuing Lender.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation, royalty or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Majority Lenders” means, with respect to a matter relating to the Credit Facility and at any particular time up to the termination of the Credit Facility pursuant to Section 2.4, such group of Lenders whose Individual Commitments aggregate at least 66 2/3% of the Credit Facility at such time and, at any particular time after the termination of the Credit Facility pursuant to Section 2.4 but prior to repayment in full of the Credit Facility, such group of Lenders which have aggregate Exposure attributable to the Credit Facility in an amount equal to at least 66 2/3% of the aggregate Exposure of all of the Lenders attributable to the Credit Facility at such time and, at any time thereafter, such group of Finance Parties which have aggregate Exposure in an amount equal to at least 66 2/3% of the aggregate Exposure of all of the Finance Parties at such time.

“Material Adverse Change” means any change of circumstances or event which has occurred or exists (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means the effect of any event or circumstance which has occurred or exists, in the reasonable opinion of the Majority Lenders, would or could reasonably be expected to have a material adverse effect on (i) the ability of an Obligor to pay any amount due and owing hereunder or under any Credit Document as and when due or (ii) the business, operations, performance, properties, condition (financial or otherwise) or prospects of the Companies, taken as a whole.

“Material Asset” means (i) any Equity in DMI, (ii) the McClean Assets, (iii) the Midwest Assets and (iv) the Wheeler Assets. Notwithstanding the foregoing, Material Assets shall not include such portions of the McClean Assets, the Midwest Assets or the Wheeler Assets constituting mining claims which are not, in the reasonable estimation of the relevant Company, material to the operations or profitability of the relevant joint venture.

“Material Companies” means the Tier I Material Companies and the Tier II Material Companies.

“Material Contracts” means (a) the McClean Joint Venture Agreement, (b) the Midwest Joint Venture and Operating Agreement and (c) the Wheeler Joint Venture Agreement.

“Maturity Date” means January 31, 2016.

“McClean Assets” means the McClean Mineral Properties, the McClean Facilities, the McClean Miscellaneous Interests and all other real and personal property of DMI in and to the McClean Joint Venture Agreement relating to the McClean Assets.

“McClean Facilities” means all tangible depreciable property and assets, or to the extent any thereof is a fixture, any real property, relating to the McClean Mineral Properties including, without limitation, the JEB Mill and all personal, moveable and recoverable property situated in, on or about the McClean Mineral Properties or any lands appurtenant thereto or any lands or sites used or useful in connection with the exploration for, mining for, development or operation of, taking, winning, producing, gathering, processing, milling, manufacturing, separating, treating, storing, refining or transporting production from the McClean Mineral Properties and specifically any mine site or processing site equipment, mills, bore holes, pits, shafts, machinery, vehicles, equipment, telecommunications, computers, plants and other equipment which are situated in, on or about the McClean Mineral Properties or any lands appurtenant thereto or any lands or sites used or useful in connection with the foregoing in which DMI has an interest to the extent of that interest.

“McClean Joint Venture” means the joint venture formed pursuant to the McClean Joint Venture Agreement.

“McClean Joint Venture Agreement” means the Agreement dated as of March 17, 1993 among Areva (formerly Cogema Resources Inc.), DMI and OURD as parties or successors in interest to parties relating to the joint ownership and operation of the McClean Joint Venture, as the same may be supplemented, amended, modified, assigned, novated or restated from time to time in accordance with its terms.

“McClean Material Contracts” means the contracts, deeds, grants, conveyances or other documents or rights giving rise to or creating the McClean Mineral Properties, and all material contracts of DMI relating in any way to the McClean Assets.

“McClean Mineral Properties” means all of those present and future mineral and surface leases, claims (including patented and unpatented mining claims) together with associated rights of way, easements, grants, water rights, reservations, permits, and licenses and all extensions, substitutions or renewals thereof and amendments thereto and agreements with third parties by virtue of which the parties to the McClean Joint Venture are entitled to mine for, win, take, remove, process and sell minerals under the McClean Joint Venture Agreement.

“McClean Miscellaneous Interests” means the McClean Material Contracts, all of DMI’s Records relating to the McClean Assets, intellectual property, cash, certificates of deposits, securities, loans, receivables, production inventory, forward commitments, goodwill, choses in action, approvals, permits, licenses and similar rights, and other personal property of DMI relating to the McClean Assets not described in the foregoing.

“McClean Project” means the development and operation of the McClean Assets by the parties to the McClean Joint Venture Agreement.

“Midwest Assets” means the Midwest Mineral Properties, the Midwest Facilities, the Midwest Miscellaneous Interests, and all other real and personal property of DMI in and to the Midwest Joint Venture and Operating Agreement relating to the Midwest Assets.

“Midwest Facilities” means all tangible depreciable property and assets, or to the extent any thereof is a fixture, any real property, relating to the Midwest Mineral Properties, including, without limitation, all personal, moveable and recoverable property situated in, on or about the Midwest Mineral Properties or any lands appurtenant thereto or any lands or sites used or useful in connection with the exploration for, mining for, development or operation of, taking, winning, producing, gathering, processing, milling, manufacturing, separating, treating, storing, refining or transporting production from the Midwest Mineral Properties and specifically, any mine site or processing site equipment, bore holes, pits, shafts, mills, machinery, vehicles, equipment, telecommunications, computers, plants and other equipment which are situated in, on or about the Midwest Mineral Properties or any lands appurtenant thereto or any lands or sites used or useful in connection with the foregoing in which DMI has an interest to the extent of that interest.

“Midwest Joint Venture” means the joint venture formed pursuant to the Midwest Joint Venture and Operating Agreement.

“Midwest Joint Venture and Operating Agreement” means the Agreement dated January 1, 1988 among DMI, Areva (formerly Cogema Resources Inc.) and OURD as parties or successors in interest to parties relating to the joint ownership and operating of the Midwest Joint Venture as the same may be supplemented, amended, modified, assigned, novated or restated from time to time in accordance with its terms.

“Midwest Material Contracts” means contracts, deeds, grants, conveyances or other documents or rights giving rise to or creating the Midwest Mineral Properties, and all material contracts to which DMI is a party and relating in any way to the Midwest Assets.

“Midwest Mineral Properties” means all of those present and future mineral and surface leases, claims, (including patented and unpatented mining claims), together with associated rights of way, easements, grants, water rights, reservations, permits, and licenses and all extensions, substitutions or renewals thereof and amendments thereto and agreements with third parties by virtue of which the parties to the Midwest Joint Venture are entitled to mine for, win, take, remove, process and sell minerals under the Midwest Joint Venture and Operating Agreement.

“Midwest Miscellaneous Interests” means the Midwest Material Contracts, all of DMI’s Records relating to the Midwest Assets, intellectual property, cash, certificates of deposits, securities, loans, receivables, production inventory, forward commitments, goodwill, choses in action, approvals, permits, licenses and similar rights, and other personal property of the parties to DMI relating to the Midwest Assets not described in the foregoing.

“Midwest Project” means the development and operation of the Midwest Assets by the parties to the Midwest Joint Venture and Operating Agreement.

“Net Income” means, for any particular period, the amount which would, in accordance with International Financial Reporting Standards, be classified on the consolidated income statement of the Parent for such period as the net income of the Parent excluding any extraordinary items.

“North America” means Canada and the United States of America.

“Obligors” means, collectively, the Borrower and the Guarantor and “Obligor” means any one of the Obligors.

“Official Body” means any national, federal, state, provincial or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Order” means an order, judgment, injunction or other determination restricting payment by the Issuing Lender under or in accordance with a Letter or extending the Issuing Lender’s liability beyond the expiration date stated therein.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Finance Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Finance Document.

“Parent” means Denison Mines Corp. and its successors and permitted assigns.

“Parties” means the Obligors, the Administrative Agent and the Lenders and their respective successors and permitted assigns, and "Party" means any one of the Parties.

“Pension Plan” means any plan, program or arrangement which is considered to be a pension plan for the purposes of any applicable pension benefits standards, or tax, statute and/or regulation in Canada or any province or territory thereof established, maintained or contributed to by, or to which there is or may be an obligation to contribute by, any Company, its employees or former employees, in each case whether written or oral, funded or unfunded, insured or self-insured, reported or unreported.

“Permitted Acquisition” means any Acquisition with respect to which:

(a)
the business of the entity being acquired is, (in the case of a Share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) primarily the mining industry;

(b)
no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition;

(c)
the financial covenants set out in Sections 11.1(o) - 11.1(r) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition; and

(d)
the aggregate consideration for all Acquisitions from December 31, 2013 to and including the Maturity Date shall not exceed $25,000,000 in cash or the Exchange Equivalent thereof, provided, however, consideration for any Acquisition shall not be limited, nor, subject to the last sentence hereof, shall the limits thereof be reduced, where such consideration, or to the extent such consideration, is paid with the proceeds of (x) Subordinated Indebtedness raised concurrently with or within the one year period prior to the date of the subject Acquisition, (y) Equity raised concurrently with or within the one year period prior to the date of the subject Acquisition or (z) any combination thereof.

“Permitted Capital Reorganization” means (a) any change in the terms of the issued and outstanding Shares of the Parent (i) other than in connection with an Acquisition that is not a Permitted Acquisition and (ii) that does not result in either a Material Adverse Change or a breach of Section 13.1(l) and (b) any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Parent in any Tier I Material Company; (ii) notice of which (and reasonable details thereof) has been provided by the Parent to the Administrative Agent ten Banking Days before its proposed completion date, (iii) where at the time of the delivery of the aforesaid notice by the Parent to the Administrative Agent, the Parent delivers to the Administrative Agent a certificate (A) certifying that the completion of the Capital Reorganization will not have a Material Adverse Effect and (B) in which the Parent shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Capital Reorganization, any Security Documents and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Security Document and (iv) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Capital Reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization involving a Tier I Material Company (i) notice of which (and reasonable details thereof) has been provided by the Parent to the Administrative Agent ten Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Parent to the Administrative Agent, the Parent delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect and (B) in which the Parent shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Corporate Reorganization, any Security Documents and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Capital Reorganization shall not adversely affect any rights of any Finance Party under any Security Document and (iii) where no Default or Event of Default has occurred and is outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Dispositions” means:

(a)
dispositions relating to the output from any mining project owned by a Company and is made in the ordinary course of business;

(b)
dispositions which are of obsolete assets or assets no longer useful for their intended purposes, which are no longer used or required by the relevant Company or of assets which are to be replaced and the disposition (or lapse of title to) mining claims for the McLean Assets, the Midwest Assets or the Wheeler Assets which are not, in the reasonable estimation of the relevant Material Company, material to the operations or profitability of the relevant joint venture;

(c)
dispositions which involve the Shares or assets of any Company other than a Tier I Material Company or joint venture interests thereof; and

(d)
dispositions of assets by the Tier I Material Companies, the fair market value of which (excluding, however, assets disposed of pursuant to clause (a) and (b)) in the same Fiscal Year does not exceed $5,000,000 (or the equivalent thereof in any other currency) in the aggregate and fair value in cash or other assets is received therefor, provided, in the case of dispositions referenced in paragraphs (b), (c) and (d) of this definition, no Default or Event of Default exists at the time of such disposition and no Default or Event of Default would exist immediately after completion of such disposition.

“Permitted Indebtedness” means any one or more of the following:

(a)
the Secured Obligations;

(b)
Indebtedness of any Company in respect of Risk Management Agreements incurred in accordance with Section 11.2(h);

(c)
Indebtedness in respect of bonds, standby letters of credit or letters of guarantee securing Reclamation Obligations;

(d)
Indebtedness owing by any Company to another Company provided that in the case of Indebtedness owing by an Obligor to any other Company, such Indebtedness is subordinated and postponed pursuant to the Postponement and Subordination Undertaking;

(e)
Aggregate unsecured Indebtedness of the Companies not expressly prohibited hereby in an aggregate consolidation not to exceed $5,000,000;

(f)
Indebtedness in respect of Capital Leases and Purchase Money Indebtedness provided that the aggregate amount of such Indebtedness incurred and outstanding at any time shall not exceed $10,000,000;

(g)
Subordinated Indebtedness of the Parent; and

(h)
Indebtedness incurred by any Company arising from agreements entered into pursuant to a Permitted Acquisition or Permitted Disposition which provide for indemnification, adjustment of purchase price or similar obligations.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)
Liens for taxes, assessments or governmental charges or levies not at the time due and delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with International Financial Reporting Standards so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)
the Lien of any judgment or award rendered, the time of the appeal or petition of rehearing of which shall not have expired or which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with International Financial Reporting Standards so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)
Liens and charges incidental to construction or ordinary course operations (including without limitation carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s Liens) which have not at such time been filed pursuant to law or which relate to obligations not due and delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with International Financial Reporting Standards so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)
restrictions, easements, rights-of-way, servitudes or other similar rights in land (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) held by the Companies which individually or in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons;

(e)
the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)
statutory Liens incurred or pledges or deposits of cash made (i) in connection with bids, performance bonds, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens, or (iv) in connection with any employment insurance or pension and any employment or other social security laws;

(g)
cash collateral security given to a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of any Company, all in the ordinary course of business (whether such security is given directly to such public utility or other Official Body or indirectly (ie. as security for a letter of credit or bank guarantee that is issued at the request, and on the credit, of a Company if required by a public utility or any other Official Body in connection with the operations of such Company, all in the ordinary course of business);

(h)
the reservations, royalties, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, and all statutory exceptions, qualifications, royalties and reservations respecting title, in jurisdictions other than Canada;

(i)
title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held and which do not materially affect any rights of ownership of a Company therein;

(j)
applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k)
Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Company’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with International Financial Reporting Standards;

(l)
the Security;

(m)
Liens which secure payment of up to an aggregate amount of $10,000,000 in respect of Capital Leases and Purchase Money Indebtedness (provided that any such Lien shall only attach to the asset in respect of which such Indebtedness is incurred);

(n)
Liens secured by cash collateral, letters of credit or letters of guarantee granted to secure Reclamation Obligations or other obligations arising under Environmental Laws;

(o)
royalties on the production or profits from mining, reversionary interests, and other Liens arising under Third Party Mining Arrangements provided such royalties (x) are in existence as at the date hereof or (y) attach to an asset or equity interest acquired pursuant to a Permitted Acquisition after the date hereof;

(p)
any claim or Lien from time to time disclosed by an Obligor to the Administrative Agent and which is consented to by the Majority Lenders;

(q)
Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by the Companies;

(r)
undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due and delinquent;

(s)
any Lien existing on any property or asset prior to its Permitted Acquisition; provided that (i) such Lien is not created in contemplation of or in connection with such Permitted Acquisition and (ii) such Lien shall secure only those obligations which it secures and are outstanding on the date of such Permitted Acquisition; provided, however, any such Lien shall cease to be a Permitted Lien should it rank in priority to the Security following any Permitted Reorganization; and

(t)
any extension, renewal or replacement of any of the foregoing.

“Permitted Reorganizations” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Person” means any natural person, individual company, corporation, firm, partnership, trust, joint venture, joint stock company, union, incorporated or unincorporated association, unincorporated organization or any Official Body (collectively an “entity” and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such whether acting in an individual, fiduciary or other capacity.

“Pledged Subsidiaries” means each Subsidiary of the Parent, whose shares are pledged to the Administrative Agent pursuant to a Security Document including, for certainty, the Subsidiaries referenced in Schedule G hereto.

“Pollutant” means any pollutant, as defined by EPA.

“Postponement and Subordination Undertaking” means the postponement and subordination undertaking to be entered into by the Companies in favour of the Administrative Agent pursuant to Section 11.1(s), in form and substance satisfactory to the Administrative Agent as the same may be amended, modified, supplemented or replaced from time to time.

“Prepayment Amount” means, with respect to any Prepayment Trigger Event, an amount equal to the gross cash proceeds received by a Company less the sum of reasonable and customary fees, commissions, expenses, discounts, deductibles and other reasonable costs paid by or on behalf of such Company in connection with such Prepayment Trigger Event.

“Prepayment Trigger Event” means the receipt by any Material Company of any proceeds of property or casualty insurance in respect of a Material Asset, in excess of $5,000,000, to the extent such proceeds are not applied or committed within a reasonable period of the relevant casualty event to replace, repair or restore the insured assets which were damaged or destroyed.

“Prime Rate” means the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its prime rate of Canadian dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent calculated on the basis of a year of 365 days.

“Pro Rata Share” means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender with respect to the Credit Facility at such time to the aggregate of the Individual Commitments of all Lenders with respect to the Credit Facility at such time.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets (i) after any notice by the Administrative Agent to an Obligor pursuant to Section 13.1 declaring all indebtedness of the Obligors hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any of the Obligors (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, any of the Security Documents.

“Purchase Money Indebtedness” means Indebtedness assumed by any Company as part of, or issued or incurred by any Company to pay or provide funds to pay, all or a part of the purchase price of any equipment or other tangible personal property hereafter or previously acquired by such Company.

“Qualified Risk Management Lender” means any Person that enters into a Risk Management Agreement at a time when such Person is a Lender, provided that such Person ceases to be a Qualified Risk Management Lender if and when such Person sells all of its rights and obligations under the Credit Documents.

“Quarterly Reporting Date” means, with respect to any particular Fiscal Quarter, the date which is 60 days after the end of such Fiscal Quarter.

“Receiver” means a receiver, receiver and manager or the person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Reclamation Obligations” means, with respect to any Person, all mine closure, asset retirement and environmental reclamation obligations of such Person, whether matured, real or contingent, on a consolidated basis at such time (except to the extent fully defeased by cash collateral).

“Release” means a “discharge”, as such term is defined in the EPA.

“Risk Management Agreement” means any instrument or agreement evidencing any Risk Management Obligation of any Company.

“Risk Management Obligations” means, with respect to any Person, all liabilities of such Person under Cash Management Agreements, interest rate swap agreements, interest rate cap agreements, interest rate collar agreements, forward sales contracts, and all other agreements, options or arrangements designed to protect such Person against fluctuations in interest rates, currency exchange rates or commodity (including uranium) prices.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which any Company (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property.

“Secured Assets” means all present and future assets of the Obligors in which the Administrative Agent has been or will be granted a Lien pursuant to the Security Documents and all proceeds therefrom, and all other present and future assets of the Obligors charged pursuant to the Security Documents.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any Company to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which any such Company is a party, and Secured Obligations of a particular Company shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Company to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Company is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Secured Risk Management Agreements” means Risk Management Agreements between any Company on the one hand and a Lender on the other hand (but only for so long as such Lender remains a Qualified Risk Management Lender).

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” shall mean the security documents (as the same may be amended, modified, supplemented, restated or replaced from time to time) which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by the Obligors in favour of the Administrative Agent for the benefit of the Finance Parties in order to grant directly or indirectly to the Administrative Agent a first-ranking Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations, such security documents to be in form and substance satisfactory to the Administrative Agent and to include, without limitation, the security documents described in Schedule H.

“Shares”, as applied to the shares or other equity interests of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Subordinated Indebtedness” means unsecured Indebtedness for borrowed money which (a) is not otherwise expressly prohibited in this Agreement; (b) does not permit scheduled principal repayments thereof until one year after the Maturity Date; (c) is contractually subordinated in terms of priority of payment, to the Secured Obligations;(d) is not subject to any cross default right in favour of the relevant subordinated creditor; (e) is subject to a standstill period with respect to enforcement of remedies and other lender rights of no less than 180 days; (f) is not subject to maintenance financial covenant requirements; (g) is subject to terms and provisions no more restrictive than those set forth in this Agreement and are otherwise on terms and conditions satisfactory to the Majority Lenders, acting reasonably.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with International Financial Reporting Standards, be classified upon the consolidated balance sheet of the Parent as goodwill (without taking into account any future income tax assets that may be classified as goodwill) and intangible assets. For certainty, Tangible Net Worth shall be calculated exclusive of (i) any consolidated non-cash impairment charge incurred by the Parent in respect of any assets or properties located outside of North America, (ii) any consolidated non-cash foreign exchange gains or losses on assets or liabilities of the Parent, and (iii) any changes to the Parent’s “cumulative currency translation adjustment account” which occurred after December 31, 2013.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Official Body, including any interest, additions to tax or penalties applicable thereto.

“Third Party Mining Arrangements” means any arrangement with another Person or Persons of a nature that is, or shall have become customary in, the mining business for the purposes of sharing the risks or costs of exploring, acquiring, developing or producing minerals from property owned in whole or in part by a Company, including, operating, processing, farm-in, farm-out, development, area of mutual interest, unitization, pooling, joint bidding, joint venture, service, partnership, subscription and stock purchase agreement and other similar agreements.

“Tier I Material Companies” means the Obligors and any other Company which directly or indirectly owns or operates any Material Asset.

“Tier II Material Companies” means any direct or indirect Subsidiary of the Parent in respect of which:

(a)
the gross revenue of such Subsidiary  for the most recently completed four Fiscal Quarters constitutes at least 10% of the consolidated revenue of the Parent for such four Fiscal Quarter period; or

(b)
the book value of the assets of such Subsidiary as at the last day of the most recently completed four Fiscal Quarters constitutes at least 10% of the book value of the assets of the Parent on a consolidated basis as at the last day of the most recently completed Fiscal Quarter.

“U.S.” and “United States” means the United States of America.

“Unrestricted Cash” means, at any particular time and without duplication, an aggregate amount equal to all Cash and Cash Equivalents of the Obligors (i) which is not subject to any Lien (other than a Lien granted pursuant to a Security Document) or restriction and (ii) which is credited to deposit accounts with The Bank of Nova Scotia situated in Canada.

“Waste” means any waste, as defined by EPA.

“Wheeler Assets” means the Wheeler Mineral Properties, the Wheeler Facilities, the Wheeler Miscellaneous Interests and all other real and personal property of DMI in and to the Wheeler Joint Venture Agreement relating to the Wheeler Assets.

“Wheeler Facilities” means all tangible depreciable property and assets, or to the extent any thereof is a fixture, any real property, relating to the Wheeler Mineral Properties and all personal, moveable and recoverable property situated in, on or about the Wheeler Mineral Properties or any lands appurtenant thereto or any lands or sites used or useful in connection with the exploration for, mining for, development or operation of, taking, winning, producing, gathering, processing, milling, manufacturing, separating, treating, storing, refining or transporting production from the Wheeler Mineral Properties and specifically any mine site or processing site equipment, mills, bore holes, pits, shafts, machinery, vehicles, equipment, telecommunications, computers, plants and other equipment which are situated in, on or about the Wheeler Mineral Properties or any lands appurtenant thereto or any lands or sites used or useful in connection with the foregoing in which DMI has an interest to the extent of that interest.

“Wheeler Joint Venture” means the joint venture formed pursuant to the Wheeler Joint Venture Agreement.

“Wheeler Joint Venture Agreement” means the joint venture agreement dated as of December 28, 1978 among Saskatchewan Mining Development Corporation, E&B Explorations Ltd. and AGIP Canada Ltd. as novated, assigned and/or amended pursuant to: (i) a novation agreement dated as of July 31, 1984 among Saskatchewan Mining Development Corporation, E&B Explorations Ltd., AGIP Canada Ltd. and Denison Mines Limited; (ii) an assignment and novation agreement dated February 13, 1987 among Saskatchewan Mining Development Corporation, E&B Explorations Ltd., AGIP Canada Ltd., Denison Mines Limited and PNC Exploration (Canada) Co. Ltd.; (iii) an assignment and novation agreement dated as of September 28, 1987 among Saskatchewan Mining Development Corporation, E&B Explorations Ltd., AGIP Canada Ltd., Denison Mines Limited, PNC Exploration (Canada) Co. Ltd. and 156217 Canada Inc.; (iv) a novation and participating interest and net profit interest transfer agreement dated January 16, 1996 among Denison Mines Limited, PNC Exploration (Canada) Co. Ltd., Cameco Resources Ltd., Cameco Corporation and Imperial Metals Corporation; (v) a novation agreement dated November 10, 2000 among Denison Mines Limited, PNC Exploration (Canada) Co. Ltd., Cameco Corporation and JCU (Canada) Exploration Company, Limited; and (vi) an assignment and novation agreement dated January 27, 2004 among Denison Mines Inc., Cameco Corporation, JCU (Canada) Exploration Company, Limited and Denison Energy Inc.

“Wheeler Material Contracts” means the contracts, deeds, grants, conveyances or other documents or rights giving rise to or creating the Wheeler Mineral Properties, and all material contracts of DMI relating in any way to the Wheeler Assets.

“Wheeler Mineral Properties” means all of those present and future mineral and surface leases, claims (including patented and unpatented mining claims) together with associated rights of way, easements, grants, water rights, reservations, permits, and licenses and all extensions, substitutions or renewals thereof and amendments thereto and agreements with third parties by virtue of which the parties to the Wheeler Joint Venture are entitled to mine for, win, take, remove, process and sell minerals under the Wheeler Joint Venture Agreement.

“Wheeler Miscellaneous Interests” means the Wheeler Material Contracts, all of DMI’s Records relating to the Wheeler Assets, intellectual property, cash, certificates of deposits, securities, loans, receivables, production inventory, forward commitments, goodwill, choses in action, approvals, permits, licenses and similar rights, and other personal property of DMI relating to the Wheeler Assets not described in the foregoing.

“Wheeler Project” means the development and operation of the Wheeler Assets by the parties to the Wheeler Joint Venture Agreement.

1.2 Other Usages
References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3 Plural and Singular
Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings
The division of this Agreement into Articles, Sections and subsections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of the Credit Documents.

1.5 Currency
Unless otherwise specified herein, all statements of or references to dollar amounts in this Agreement shall mean lawful money of Canada.

1.6 Applicable Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the Parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Nothing herein shall limit the right of any Party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction.

1.7 Time of the Essence
Time shall in all respects be of the essence of this Agreement.

1.8 Non-Banking Days
Whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9 Consents and Approvals
Whenever the consent or approval of a Party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such Party.

1.10 Amount of Credit
Any reference herein to the amount of credit outstanding shall mean, at any particular time, the contingent liability of the Issuing Lender thereunder.

1.11 Schedules
Each and every one of the schedules which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

1.12 Rule of Construction
The Credit Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not apply to the construction or interpretation of the Credit Documents.

1.13 Calculations, Computations
Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with International Financial Reporting Standards, as in effect from time to time. All calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with International Financial Reporting Standards in existence as at the date of this Agreement and used in the preparation of the consolidated financial statements of the Parent referred to in Section 11.1(a).

1.14 Knowledge
Whenever any reference herein is made to "knowledge" of any Company, (i) any knowledge of an officer of such Company with respect to a certain fact, circumstance or state of affairs shall be deemed to be knowledge of such Company with respect thereto and (ii) any time an officer of a Company is advised of a certain fact, circumstance or state of affairs, the Company shall be deemed to have knowledge thereof.

Article 2
CREDIT FACILITY

2.1 Establishment of Credit Facility
Subject to the terms and conditions hereof the Lenders hereby establish in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in the amount of $24,000,000 (as such amount may be reduced pursuant to Section 2.3).

2.2 Lenders’ Commitments
Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility. All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility. For certainty, all obligations of each Lender hereunder are its several obligations.

2.3 Reduction of Credit Facility
The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Facility in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. The amount of the Credit Facility will be permanently reduced at the time, and in the amount, of (i) each repayment or prepayment made pursuant to Section 9.1 or 9.2 and (ii) each Distribution (for certainty, only those Distributions referenced in paragraphs (a) and (b) of the definition thereof) paid by the Parent to its shareholders. Any repayment or prepayment of credit outstanding under the Credit Facility (other than as set forth above) shall not cause a reduction in the amount of the Credit Facility. Upon any reduction of the Credit Facility, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Facility.

2.4 Termination of Credit Facility

(a)
the Credit Facility shall terminate upon the earliest to occur of:

(i)
the termination of the Credit Facility in accordance with Section 13.1;

(ii)
the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii)
the Maturity Date.

(b)
Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit hereunder and all of the obligations of the Lenders to extend credit hereunder shall automatically terminate.

Article 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1 Types of Credit Availments
Subject to the terms and conditions hereof the Borrower may obtain credit under the Credit Facility from the Lenders by way of one or more Letters.

3.2 Time and Place of Payments
Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this Agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the relevant Designated Account before 1:00 p.m. (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such accounts on the day specified for payment.

3.3 Evidence of Indebtedness
The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and fees on account of each Letter issued and draw upon and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including, Letter fees and standby fees. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this Agreement.

3.4 General Provisions Relating to All Letters

(a)
The Borrower hereby acknowledge and confirm to the Issuing Lender that the Issuing Lender shall not be obligated to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter and payment by the Issuing Lender pursuant to a Letter shall not be withheld by the Issuing Lender by reason of any matters in dispute between the beneficiary thereof and the Borrower. The sole obligation of the Issuing Lender with respect to Letters is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose the Issuing Lender is only obligated to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

(b)
The Issuing Lender shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter and the Borrower unconditionally assume all risks with respect to the same. The Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter.

(c)
The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)
any lack of validity or enforceability of this Agreement or any such Letter;

(ii)
any amendment or waiver of or any consent to departure from this Agreement;

(iii)
the existence of any claim, set-off, defence or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other Person;

(iv)
any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)
payment by the Issuing Lender under such Letter against presentation of a sight draft or certificate which does not comply with the terms of such Letter;

(vi)
any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vii)
the surrender or impairment of any Security; or

(viii)
any reduction or withdrawal of the Issuing Lender’s credit rating by any rating agency.
The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.

(d)
Any action, inaction or omission taken or suffered by the Issuing Lender or any of the Issuing Lender’s correspondents, officers, directors, employees or agents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place the Issuing Lender or any of its correspondents, officers, directors, employees or agents under any resulting liability to the Borrower. Without limiting the generality of the foregoing, the Issuing Lender and its correspondents, officers, directors, employees or agents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other Person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Issuing Lender or any of their correspondents, officers, directors, employees or agents or institute any proceedings intended to derogate from the right or ability of the Issuing Lender or its correspondents, officers, directors, employees or agents to honour and pay any Draft or Drafts.

(e)
The Borrower agrees that the Lenders, the Issuing Lender and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lender or the Administrative Agent or any other person in connection therewith, other than on account of the Issuing Lender’s gross negligence or wilful misconduct.

(f)
Save to the extent expressly provided otherwise in this Section 3.4, the rights and obligations between the Issuing Lender and the Borrower with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits (1993 Revision), ICC Publications 500, (ii) the International Standby Practices - ISP98, ICC Publication No. 590, or (iii) any other Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce current at the time of issuance of such Letter, as applicable.

3.5 Notice Periods
Each Drawdown Notice shall be given to the Administrative Agent prior to 10:00 a.m. (Toronto time) on the third Banking Day (or such longer period as may be reasonably advised by the applicable Issuing Lender to the Borrower) prior to the requested issuance date of a Letter.

3.6 Administrative Agent’s Discretion to Allocate
Notwithstanding the provisions of Sections 3.4 with respect to reimbursing with respect to Letters in accordance with each relevant Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate reimbursement obligations among the relevant Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under a the Credit Facility by all of the relevant Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment under such Credit Facility.

Article 4
DRAWDOWNS

4.1 Drawdown Notice
Subject to Section 3.1 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.5 and specifying:

(a)
the date the Letter is to be obtained; and

(b)
the named beneficiary of the Letter, the maturity date and amount of the Letter, and all other terms of the Letter (including, without limitation, (i) the proposed form of the Letter and (ii) if the Letter is to be issued on behalf of a Company other than the Borrower as well as on behalf of the Borrower, the name of such Company).

If a Letter is to be issued on behalf of a Subsidiary of the Parent as well as on behalf of the Borrower, the Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule F hereto, and pursuant to which such Subsidiary shall agree, without qualification, to reimburse the Issuing Lender on demand for the full amount of each and any Draft presented to and paid by the Issuing Lender in accordance with such Letter.

Article 5
ROLLOVERS

5.1 [Intentionally Deleted.]
Article 6
CONVERSIONSS

6.1 [Intentionally Deleted.]
Article 7
INTEREST AND FEES

7.1 General Interest Rules

(a)
For the purposes hereof, whenever interest is calculated on the basis of a year of 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365 days.

(b)
If the Borrower fails to pay any fee or other amount of any nature payable by it to any Finance Party hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to such Finance Party, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the aggregate of the Prime Rate plus 4%. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.2 Standby Fee
Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the Credit Facility, the Borrower shall pay, in accordance with Section 3.2, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 365 days, equal to 0.75% on the daily Available Credit during the most recently completed Fiscal Quarter, such fee to accrue daily from the date of execution and delivery of this Agreement to and including termination of the Credit Facility.

7.3 Letter Fees

(a)
The Borrower shall pay to the Lenders, in accordance with Section 3.2, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to 2.4% on the basis of a year of 365 days and on the amount of each such Letter for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the Borrower shall from time to time pay to the Issuing Lender its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters. Each such payment is non-refundable and fully earned when due.

(b)
With respect to each Letter issued hereunder, the Borrower shall pay to the Issuing Lender, in accordance with Section 3.2, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate of 0.125% per annum on that portion of the amount of each such Letter for which Lenders other than the Issuing Lender have agreed to reimburse the Issuing Lender for any amounts drawn hereunder and for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. Each such payment is non-refundable and fully earned when due.

Article 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1 Conditions of Credit
The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2 Increased Costs

(a)
Increased Costs Generally. If from time to time any Change in Law shall:

(i)
impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Finance Party;

(ii)
subject any Finance Party to any Tax of any kind whatsoever with respect to this Agreement, any Accommodation made by it, or change the basis of taxation of payments to such Finance Party in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 8.6 and the imposition, or any change in the rate, of any Excluded Tax payable by such Finance Party; or

(iii)
impose on any Finance Party or any applicable interbank market any other condition, cost or expense affecting this Agreement or Accommodations made by such Finance Party or participation therein;
and the result of any of the foregoing shall be to increase the cost to such Finance Party of making or maintaining any Accommodation (or of maintaining its obligation to make any such Accommodation), or to increase the cost to such Finance Party of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Finance Party hereunder (whether of principal, interest or any other amount), then upon request of such Finance Party from time to time the Obligors will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party for such additional costs incurred or reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the relevant Finance Party.

(b)
Capital and Liquidity Requirements. If any Finance Party determines in its sole and absolute discretion that any Change in Law affecting such Finance Party or any lending office of such Finance Party or such Finance Party’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Finance Party’s capital or on the capital of such Finance Party’s holding company, if any, as a consequence of this Agreement, the Individual Commitment of such Finance Party or the Accommodations made by it, to a level below that which such Finance Party or its holding company could have achieved but for such Change in Law (taking into consideration such Finance Party’s policies and the policies of its holding company with respect to, as applicable, capital adequacy or liquidity requirements), then from time to time the Obligors will pay to such Finance Party such additional amount or amounts as will compensate such Finance Party or its holding company for any such reduction suffered, such amount or amounts to be determined in the sole and absolute discretion of the Finance Party.

(c)
Certificates for Reimbursement. A certificate of a Finance Party setting forth the amount or amounts necessary to compensate such Finance Party or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Obligors from time to time shall be conclusive absent manifest error. The Obligors shall pay such Finance Party the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)
Delay in Requests. Failure or delay on the part of any Finance Party to demand compensation pursuant to this Section shall not constitute a waiver of such Finance Party’s right to demand such compensation, except that the Obligors shall not be required to compensate a Finance Party pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Finance Party notifies the Obligors of the Change in Law giving rise to such increased costs or reductions and of such Finance Party’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

8.3 Failure to Fund as a Result of Change of Circumstances
If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a)(ii) (the “Affected Lender”), then the Obligors may indicate to the Administrative Agent in writing that they desire to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender and the rights and obligations of such Assenting Lender under each of the other Credit Documents shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Credit Documents on a date mutually acceptable to the Assenting Lenders and the Obligors. On such date, the Assenting Lenders shall extend to the Obligors the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this Agreement and shall no longer have any obligations hereunder, subject always to its continuing obligations pursuant to Section 9.4. Upon the assumption of the Affected Lender’s Individual Commitments as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.

8.4 Indemnity Relating to Credits
Upon notice from the Administrative Agent to the Obligors (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Obligors), the Obligors shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders (including, for certainty, the Issuing Lender) for any loss, cost or expense incurred by them arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the collection of amounts owed by the Obligors hereunder in respect of any Letter or the enforcement of the Administrative Agent, the Issuing Lender or the Lenders’ rights hereunder in respect of such Letter including, without limitation, legal proceedings attempting to restrain the Administrative Agent, the Issuing Lender or the Lenders from paying any amount under such Letter.

8.5 Indemnity for Transactional and Environmental Liability

(a)
The Obligors hereby agree to indemnify and hold the Administrative Agent, each Lender, the Issuing Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Obligors (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except to the extent that any such Indemnified Liabilities is found in a final, non-appealable judgement of a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or wilful misconduct.

(b)
Without limiting the generality of the indemnity set out in the preceding clause (a), the Obligors hereby further agree to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Obligors, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Company of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Company, and regardless of whether caused by, or within the control of, such Company, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or wilful misconduct.

(c)
All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent, the Issuing Lender or any of the Lenders.

(d)
The Obligors hereby agree that, for the purposes of effectively allocating the risk of loss placed on the Obligors by this Section 8.5, the Administrative Agent, the Issuing Lender and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)
If, for any reason, the obligations of the Obligors pursuant to this Section 8.5 shall be unenforceable, the Obligors agree to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

8.6 Gross-Up for Taxes

(a)
Any and all payments made by the Obligors under this Agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Indemnified Taxes or Other Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Indemnified Taxes or Other Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the Obligors shall:

(i)
promptly notify the Administrative Agent of such requirement;

(ii)
pay to the Administrative Agent or such Lender, as the case may be, in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Indemnified Taxes or Other Taxes, including the full amount of any Indemnified Taxes or Other Taxes required to be deducted or withheld from any additional amount paid by the Obligors under this Section 8.6(a), whether assessable against the Obligors, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii)
make such deduction or withholding;

(iv)
pay to the relevant Official Body in accordance with Applicable Law the full amount of Indemnified Taxes or Other Taxes required to be deducted or withheld (including the full amount of Indemnified Taxes or Other Taxes required to be deducted or withheld from any additional amount paid by an Obligor to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by Applicable Law; and

(v)
as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

(b)
If the Administrative Agent or any Lender is subject to Indemnified Taxes under Part XIII of the Tax Act (or any successor part) in respect of any Payment made by an Obligor but such Indemnified Taxes are not levied by way of deduction or withholding (all such Taxes being “Non-Withheld Part XIII Taxes”), the Obligors shall pay to the Administrative Agent or such Lender, as the case may be, at the time an Obligor makes such Payment and in addition to such Payment, such additional amount as is necessary to ensure that the total amount received by the Administrative Agent or such Lender, as the case may be, is equal to the Payment plus the amount of Non-Withheld Part XIII Taxes exigible in respect of the aggregate of the Payment and the additional amount payable under this Section 8.6(b).

(c)
In addition, the Obligors agree to pay to the applicable Official Body any and all Other Taxes.

(d)
The Obligors hereby indemnify and hold harmless the Administrative Agent and each Lender for the full amount of Indemnified Taxes and Other Taxes, including Non-Withheld Part XIII Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Obligors’ failure to:

(i)
remit to the Administrative Agent or such Lender the documentation referred to in Section 8.6(a)(v);

(ii)
pay any Indemnified Taxes or Other Taxes as required by this Section 8.6 when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6)); or

(iii)
pay to the Administrative Agent or applicable Lender any Non-Withheld Part XIII Taxes in accordance with Section 8.6(b), whether or not such Indemnified Taxes or Other Taxes were correctly or legally assessed. The Administrative Agent or any Lender who pays any Indemnified Taxes or Other Taxes (other than Non-Withheld Part XIII Taxes), and the Administrative Agent or any Lender who pays any Non-Withheld Part XIII Taxes in excess of the amount (if any) paid by the Obligors on account thereof under Section 8.6(b), shall promptly notify the Obligors of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Obligors under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Indemnified Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(e)
If the Obligors determine in good faith that a reasonable basis exists for contesting any Indemnified Taxes or Other Taxes for which a payment has been made under this Section 8.6, the relevant Lender or the Administrative Agent, as applicable, shall, if so requested by the Obligors, cooperate with the Obligors in challenging such Indemnified Taxes or Other Taxes at the Obligors’ expense.

(f)
If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Indemnified Taxes, Other Taxes or Non-Withheld Part XIII Taxes for which a payment has been made by the Obligors under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Indemnified Taxes, Other Taxes or Non-Withheld Part XIII Taxes giving rise to such payment made by an Obligor, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Obligors for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes, Other Taxes or Non-Withheld Part XIII Taxes had not been exigible. The Obligors, upon the request of the Administrative Agent or any Lender, agree to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to the Obligors that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by such Lender or the Administrative Agent, as the case may be, as a result of or related to such payment to such Official Body. Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. None of the Lenders nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Obligors or any other Person in connection with this Section 8.6(f) or any other provision of this Section 8.6.

(g)
Any Lender that is entitled to an exemption from or reduction of withholding tax or Non-Withheld Part XIII Taxes under the law of the jurisdiction in which an Obligor is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of an Obligor, deliver to such Obligor (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by such Obligor or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Non-Withheld Part XIII Taxes. In addition, (i) any Lender, if requested by an Obligor or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by such Obligor or the Administrative Agent as will enable such Obligor or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Business Days thereof notify such Obligor and the Administrative Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(g) that such Lender is not legally able to deliver.

(h)
Additional amounts payable under Section 8.6(a) and Non-Withheld Part XIII Taxes payable under Section 8.6(b) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.6(a) or Non-Withheld Part XIII Taxes payable under Section 8.6(b), in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document. All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(i)
The Obligors’ obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this Agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

Article 9
REPAYMENTS AND PREPAYMENTS

9.1 Repayment of Credit Facility
The Borrower shall repay to the Lenders in full the outstanding credit granted to the Borrower under the Credit Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto. As concerns any Letter issued for the account of the Borrower which, on the Maturity Date, has an expiry date later than the Maturity Date, the Borrower shall pay to the Issuing Lender, on the Maturity Date, the then contingent liability of the Issuing Lender thereunder (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Following such payment by the Borrower to the Issuing Lender, the Borrower shall have no further liability to the Lenders with respect to any such Letter.

9.2 Mandatory Prepayments
On each occasion that a Prepayment Trigger Event occurs, the Borrower shall give written notice thereof to the Administrative Agent and shall, within two Banking Days after the occurrence of any Prepayment Trigger Event, pay to the Issuing Lender an amount equal to the Prepayment Amount as cash collateral for the then contingent liability of the Issuing Lender under any one or more Letters (such amount be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Amounts cash collateralized to the Credit Facility as set forth in this Section 9.2 may not be reborrowed.

9.3 Reimbursement on Presentation of Letters

(a)
On presentation of a Letter and payment thereunder by the Issuing Lender, the Borrower shall forthwith pay to the Administrative Agent for the account of the Issuing Lender, and thereby reimburse the Issuing Lender for, all amounts paid by the Issuing Lender pursuant to such Letter.

(b)
Each Lender shall immediately on demand indemnify the Issuing Lender to the extent of such Lender’s Pro Rata Share of any amount paid or liability incurred by the Issuing Lender under each Letter issued by it to the extent that the Borrower do not fully reimburse the Issuing Lender therefor.

9.4 Letters Subject to an Order
Subject to Section 13.2, the Borrower shall pay to the Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order; payment in respect of each such Letter shall be due forthwith upon demand.

9.5 Currency of Repayment
All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.6 Repayment of Credit Excess
In the event that there is a Credit Excess at any time, the Borrower shall, on demand, pay to the Issuing Lender an amount equal to such Credit Excess to cash collateralize the contingent liability of the Issuing Lender under any one or more Letters (to be held solely for the purpose of satisfying any draw under a Letter and to be held subject to Section 13.2).

Article 10
REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties
To induce the Lenders and the Administrative Agent to enter into this Agreement and to induce the Lenders to extend credit hereunder, the Parent, for and on its own behalf and each other Company, hereby represents and warrants to the Lenders and the Administrative Agent, as of the date of this Agreement, as of the date of each extension of credit to the Borrower hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this Agreement and in extending credit hereunder to the Borrower:

(a)
Status and Power of Companies. Each Material Company is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. Each Material Company is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect. Each Material Company has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted. Each Obligor has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.

(b)
Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party. Each Obligor has duly executed and delivered the Credit Documents to which it is a party. The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)
Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party other than those consents under the Material Contracts which have already been obtained and delivered to the Administrative Agent.

(d)
Financial Statements. The consolidated financial statements of the Parent for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with International Financial Reporting Standards and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Parent since the date of such financial statements. The consolidated balance sheet of the aforesaid financial statement presents a fair statement in all material respects of the financial condition and assets and liability of the Parent as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents in all material respects the results of the operations of the Parent throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Parent, the Parent does not at the date of such statements have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature required to be reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with International Financial Reporting Standards.

(e)
Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Material Company) pending or threatened in writing against or affecting any Material Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)
Title to Assets. Each Material Company owns all of its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)
Conduct of Business. No Company is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) and which could reasonably be expected to have a Material Adverse Effect. Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)
Outstanding Defaults. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Material Company is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect. Notwithstanding the foregoing, no event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any Material Contract and which could reasonably be expected to have a Material Adverse Effect.

(i)
Solvency Proceedings. No Material Company has:

(i)
admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)
in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)
made an assignment for the benefit of its creditors;

(iv)
consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)
filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other Applicable Law or statute of Canada, the United States or other applicable jurisdiction or any subdivision thereof; or

(vi)
been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Material Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)
Tax Returns and Taxes. Each Material Company has filed all Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with International Financial Reporting Standards shall have been set aside on its books.

(k)
Expropriation. There is no present or threatened (in writing) expropriation of the property or assets of any Material Company, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l)
Environmental Compliance.

(i)
The McClean Mineral Properties, the Midwest Mineral Properties and the Wheeler Mineral Properties and all facilities and property (including underlying groundwater) owned, leased, used or operated by any Company, to the knowledge of the Companies have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

(ii)
There are no pending or threatened (in writing)

(A)
claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;

(B)
complaints, notices or inquiries to any Company regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii)
To the knowledge of the Companies, there have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from the McClean Mineral Properties, the Midwest Mineral Properties, the Wheeler Mineral Properties or any property now or previously owned, operated, used or leased by any Company that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv)
Each Company has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)
To the knowledge of the Companies, no conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

(m)
Partnerships. No Material Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Material Company arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(n)
Corporate Structure. As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(a)(iii), the chart attached hereto as Schedule E accurately sets out the corporate structure of the Parent and all of its Subsidiaries and evidences (i) intercorporate share ownership and (ii) ownership of Material Assets.

(o)
Assets Insured. The property and assets of each Material Company are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Material Company insured thereunder of the full amount of any material insured loss.

(p)
Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments are required to be entered into by any Person, to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of such Security.

(q)
Capital of Pledged Subsidiaries. As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(a), Schedule G sets out (A) the authorized and issued capital of each Pledged Subsidiary, all of which issued shares have been issued and are outstanding as fully paid and non-assessable and (B) the owner of record of all such issued shares. Other than as set out in Schedule G there are no outstanding warrants, options or other agreements which require or may require the issuance of any shares of any Pledged Subsidiary or the issuance of any debt or securities convertible into shares of any Pledged Subsidiary, there are no outstanding debt or securities convertible into shares of any Pledged Subsidiary and there are no shares of any Pledged Subsidiary allotted for such issued shares.

(r)
French Form of Corporate Name. Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(a), there is no French form of the corporate name of any Obligor.

(s)
Principal Places of Business; Jurisdictions of Incorporation. Except as reported or to be reported to the Administrative Agent in accordance with Section 11.1(a), the location of the Obligors (for the purposes of Section 8(1) of the Personal Property Security Act (Ontario) is the Province of Ontario.

(t)
Intellectual Property. Each Material Company owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of their businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Material Company has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Material Company could reasonably be expected to have a Material Adverse Effect and, to the best knowledge of the Parent, no present or former employee of any Material Company and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of the Material Companies that could reasonably be expected to have a Material Adverse Effect.

(u)
Employment and Labour Agreements. A true and complete copy of each employment agreement covering management of any Material Company and each collective bargaining agreement or other labour agreement covering any employees of any Material Company which the Administrative Agent has requested has been furnished to the Administrative Agent. Each Material Company is in compliance with the terms and conditions of all such collective bargaining agreements and other labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

(v)
Employee Benefit Plans. Each Employee Benefit Plan and Pension Plan is in compliance in all material respects with all Applicable Laws and the respective requirements of the governing documents for such plan. No Material Company contributes to any Pension Plan with a defined benefit element. With respect to any Employee Benefit Plan maintained or contributed to by any Material Company, reasonable reserves have been established in accordance with prudent business practice or where required by best accounting practices in the jurisdiction in which such plan is maintained having regard to tax legislation. The aggregate unfunded liabilities, after giving effect to any reserves for such liabilities, with respect to all Employee Benefit Plans and Pension Plans could not be reasonably expected to result in a Material Adverse Effect. There is no proceeding or claim (other than routine claims for benefits) pending or, to the knowledge of the Parent, threatened against any Material Company with respect to any Employee Benefit Plan.

(w)
[Intentionally Deleted.]

(x)
Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Parent's most recent audited balance sheet states that the Parent has net assets of at least $75,000,000. The Parent's shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act. The Parent operates in a country that is a member of the Financial Action Task Force.

(y)
No Omissions. None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2 Survival of Representations and Warranties
All of the representations and warranties of the Parent contained in Section 10.1 shall survive the execution and delivery of this Agreement until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or any of the Lenders.

Article 11
COVENANTS

11.1 Affirmative Covenants
The Obligors, as applicable, hereby covenant and agree with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.4:

(a)
Financial Reporting. The Parent shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Parent has provided written notice of such filing to the Administrative Agent):

(i)
within 120 days after the end of each Fiscal Year, (i) copies of the audited consolidated financial statements of the Parent for such Fiscal Year and the auditors’ report thereon, duly signed by a senior officer of the Parent and (ii) the then current annual information form of the Parent as filed on SEDAR which includes an updated statement of the mineral reserves of the last Fiscal Year;

(ii)
within 60 days after the end of each Fiscal Year, a copy of the Parent’s consolidated budget for the current Fiscal Year;

(iii)
within 60 days after the end of each Fiscal Quarter, a copy of the unaudited consolidated financial statements of the Parent in form and substance satisfactory to the Administrative Agent;

(iv)
concurrent with the deliveries of financial statements pursuant to clauses (i) and (iii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Parent; and

(v)
such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(b)
Copies of Public Filings. The Parent shall, upon request, furnish the Administrative Agent with copies of all documents which are filed by any Material Company with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

(c)
Use of Proceeds. The Borrower shall apply all of the proceeds of the Credit Facility solely towards its Reclamation Obligations, up to $500,000 of which may be employed in respect of such Reclamation Obligations within the geographic boundaries of the Province of Saskatchewan and otherwise shall be employed solely in respect of Reclamation Obligations on or at the McClean Facilities.

(d)
Insurance. The Parent shall, and shall cause each other Material Company to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with customary and prudent industry practice (including all deductibles which are customary and prudent for the industry), all of the Material Companies’ assets, property and undertaking. The Parent shall cause the Administrative Agent, for and on behalf of itself and the other Finance Parties, to be named as a lender loss payee, as its interest may appear on each property, and additional insured in each such insurance policy owned by DMI.

(e)
Access to Senior Financial Officers. Upon the request of the Administrative Agent at reasonable intervals and upon reasonable prior notice, the Parent shall, and shall cause each other Material Company to, make available during regular business hours its senior financial officers to answer questions concerning such Material Company’s business and affairs.

(f)
Reimbursement of Expenses. The Obligors shall (i) reimburse the Administrative Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent as well as of any environmental, insurance or other consultants retained by the Administrative Agent) in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto or thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

(g)
Notice of Expropriation or Condemnation. The Parent shall promptly notify the Administrative Agent of the commencement or the written threat of any expropriation or condemnation of any of the Material Assets, property or undertaking of any Material Company or of the institution of any proceedings related thereto the result of which would be reasonably expected to cause a Material Adverse Effect.

(h)
Inspection of Assets and Operations. The Parent shall, and shall cause each other Material Company to, permit representatives of the Administrative Agent from time to time and representatives of the Lenders, at reasonable intervals and subject to the relevant Material Company’s health and safety requirements, to inspect the assets, property or undertaking of any Material Company and for that purpose to enter on any property which is owned and controlled by any Material Company and where any of the assets, property or undertaking of a Material Company may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice and at the Lenders’ expense (for certainty, any such inspection undertaken during the occurrence and continuance of a Default shall be at the Obligors’ expense).

(i)
Change of Name, Office or Other Information. The Parent shall notify the Administrative Agent in writing (i) promptly of any change in (A) the legal name of any Obligor; (B) the location of any Obligor for purposes of Section 8(1) of the Personal Property Security Act (Ontario), or (C) the jurisdiction of incorporation of any Company; and (ii) not less than 10 Banking Days prior to the closing thereof, of any transaction permitted hereby which will result in any change in the information set out in the representations made in Section 10.1.

(j)
Corporate Existence. Except as contemplated by any Permitted Corporate Reorganization, the Parent shall, and shall cause each other Tier I Material Company to, maintain its existence in good standing. The Parent shall, and shall cause each other Tier I Material Company to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(k)
Conduct of Business. The Parent shall, and shall cause each Company to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect. The Parent shall, and shall cause each Material Company to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where the failure to do so could reasonably be expected to have a Material Adverse Effect. The Parent shall, and shall cause each Company to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(l)
Taxes. The Parent shall pay, and shall cause each Material Company to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with International Financial Reporting Standards while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest.

(m)
Notice of Litigation. The Parent shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Material Company) commenced or threatened in writing against or affecting any Material Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(n)
Environmental Matters. The Parent shall, and shall cause each other Company to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect, and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.1(n).

(o)
Tangible Net Worth. The Parent shall, at all times, cause the consolidated Tangible Net Worth to be greater than or equal to U.S.$150,000,000.

(p)
[Intentionally Deleted].

(q)
[Intentionally Deleted].

(r)
[Intentionally Deleted].

(s)
Intercompany Indebtedness. Each Obligor shall, and shall cause each other Company to, subordinate and postpone all Indebtedness owing to any Company by the Obligors, pursuant to the Postponement and Subordination Undertaking, to the Secured Obligations. For certainty, the Postponement and Subordination Undertaking shall (i) subordinate obligations owing to any Company by the Obligors to the Secured Obligations owed to the Finance Parties and (ii) postpone any right of payment to any Company by the Obligors at any time that a Default has occurred and is continuing.

(t)
Books and Records. The Parent shall, and shall cause each other Material Company to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by International Financial Reporting Standards and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during normal business hours and upon reasonable request.

(u)
Notice of Default or Event of Default. As soon as reasonably practicable and in any event no later than three Banking Days after becoming aware of the occurrence of either a Default or an Event of Default of which an Obligor is aware, such Obligor, as the case may be, shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, the relevant Obligor’s assessment of the duration and effect thereof and the action which such Obligor proposes to take with respect thereto.

(v)
Unrestricted Cash. The Borrower shall at all times maintain Unrestricted Cash of at least $5,000,000.

11.2 Restrictive Covenants
The Parent hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)
Liens. The Parent shall not, and shall not permit or suffer any other Company to, enter into or grant, create, assume or suffer to exist any Lien affecting, any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)
Corporate Existence. Except for Permitted Reorganizations, the Parent shall not, and shall not permit or suffer any other Tier I Material Company to, take part in any Corporate Reorganization or Capital Reorganization.

(c)
Change in Business. Except for Permitted Reorganizations, the Parent shall not, and shall not suffer or permit any other Material Company to, discontinue its business or any material part thereof or change the nature of its business.

(d)
Disposition of Assets.  The Parent shall not, and shall not suffer or permit any other Company to, at any time, sell, transfer, lease or otherwise dispose of, or grant options, warrants or other rights with respect to, any of its assets to any Person, other than Permitted Dispositions.

(e)
Distributions. The Parent shall not make any Distribution provided, however, the Parent shall be entitled to engage in any reasonable normal course issuer bid and to pay interest on any subordinated Indebtedness permitted hereby provided no Default has occurred and is continuing at the time of making any such Distribution and  no Default would arise immediately after the making of any such Distribution.

(f)
Indebtedness. The Parent shall not, and shall not suffer or permit any other Company to create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(g)
Acquisitions. Unless otherwise consented to in writing by the Majority Lenders, the Parent shall not, and shall not suffer or permit any other Company to, make any Acquisitions other than Permitted Acquisitions.

(h)
Risk Management Agreements. The Parent shall not, and shall not suffer or permit any other Material Company to, enter into any Risk Management Agreement (i) for speculative purposes, (ii) with a counter-party on a margined or cash collateralized basis, (iii) on a secured basis with any counterparty other than a Lender pursuant to a Security Document, (iv) with a counterparty which does not have a rating of BBB+ or better from S&P, or (v) that would result, at the time of the transaction effected pursuant thereto, in more than 60% of the consolidated projected production of any given commodity of the Companies for any Fiscal Quarter being subject to delivery obligations or contingent delivery obligations.

(i)
Amendments. The Parent shall not, and shall not suffer or permit any of the Material Companies to, amend their articles of incorporation, other than to effect a transaction permitted hereunder or for changes that are to be reported to the Administrative Agent pursuant hereto.

(j)
Investments. The Parent shall not, and shall not permit any of the other Companies to, make any Investments in any Person, except:

(i)
extensions of trade credit and asset purchases in the ordinary course of business;

(ii)
Investments in any Company which is in existence as of the date of this agreement; and

(iii)
additional Investments in the mining industry made on and after December 31, 2013 up to a maximum consolidated aggregate of $25,000,000 in cash made at a time when no Default has occurred and is continuing or would arise as a result of such Investment; provided, however, consideration paid for Investments in the mining industry shall not be limited or constrained, nor the limits thereof shall be reduced, where such consideration, or to the extent such consideration, is paid with the proceeds of (x) Subordinated Indebtedness raised within the one year period prior to the date of the subject Investment, (y) Equity raised within the one year period prior to the date of the subject Investment or (z) any combination of the foregoing.
provided, in each case, that no Default or Event of Default exists at the time of such Investment and no Default or Event of Default would exist immediately after making such Investment.

(k)
Transactions with Affiliates. The Parent shall not, and shall not suffer or permit any other Company to, enter into any transaction including, without limitation, any management or consulting agreement with any of its Affiliates which could reasonably be expected to cause a Material Adverse Effect.

(l)
Sale Leasebacks. Subject to the following sentence, the Parent shall not, and shall not suffer or permit any of the other Company to, enter into any Sale Leasebacks. The Obligors shall be entitled to enter into Sale Leasebacks to the extent the sale component thereof complies with, and is counted for the purpose of, paragraph (d) of the definition of “Permitted Dispositions”.

11.3 Performance of Covenants by Administrative Agent
The Administrative Agent may, on the instructions of the Majority Lenders and upon notice pursuant to Section 16.1 by the Administrative Agent to the Parent, perform any covenant of an Obligor under this Agreement which such Obligor fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of such Obligor and no such performance by the Administrative Agent shall require the Administrative Agent to further perform such Obligor’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this Agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Obligors to the Administrative Agent on behalf of the Lenders on demand.

Article 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1 Conditions Precedent to All Credit
The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)
the Borrower shall have complied with the requirements of Article 4, 5 or 6, as the case may be, in respect of the relevant credit;

(b)
no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)
the representations and warranties of the Parent contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and

(d)
the Credit Facility has not been terminated pursuant to Section 2.4.

12.2 Conditions Precedent to Effectiveness of this Agreement
The Existing Credit Agreement shall be amended and restated as per this Agreement, upon the fulfilment of the following conditions precedent:

(a)
each Obligor shall have executed and delivered this agreement;

(b)
the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)
a certificate of status or good standing for each Obligor issued by the appropriate Official Body of the jurisdiction in which such Obligor is incorporated;

(ii)
a duly certified copy of the resolution of the board of directors of the Obligors authorizing each to execute, deliver and perform its obligations under this Agreement;

(iii)
a certificate of a senior officer of the Parent, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon this Agreement becoming effective;

(iv)
except as delivered under the Existing Credit Agreement, share certificates representing all of the issued and outstanding shares of the Borrower duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law; and

(v)
an opinion of counsel to the Obligors addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of the Obligors, the due authorization, execution and delivery and the validity and enforceability of this Agreement and such other matters as the Administrative Agent may reasonably request;

(c)
there has not occurred a Material Adverse Change since September 30, 2014;

(d)
there shall exist no pending or threatened litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect; and

(e)
the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein.

12.3 Waiver
The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.

Article 13
DEFAULT AND REMEDIES

13.1 Events of Default
Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)
the breach by the Borrower of the provisions of Section 9.1;

(b)
the failure of an Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 9.1) within one Banking Day after the Administrative Agent has given an Obligor notice pursuant to the notice provisions of Section 16.1 of such failure;

(c)
the commencement by any Material Company or by any other Person of proceedings for the dissolution, liquidation or winding up of such Material Company or for the suspension of operations of such Company (other than pursuant to a Permitted Corporate Reorganization or other transaction not prohibited hereunder and other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(d)
if any Company ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)
if any representation or warranty made by an Obligor in this Agreement or in the other Credit Documents or referred to herein or any material information furnished in writing to the Administrative Agent by an Obligor proves to have been incorrect when made or furnished and continues to be incorrect for thirty days after the Administrative Agent has given an Obligor notice thereof pursuant to the notice provisions thereof;

(f)
if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Company in connection with any judgment against it in an amount of at least $10,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(g)
the breach or failure of due observance or performance by the relevant Obligor of Sections 11.1(o) or 11.1(v) or any provision of Section 11.2;

(h)
[Intentionally Deleted];

(i)
the breach or failure of due observance or performance by an Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 30 days after the Administrative Agent has given an Obligor notice of such breach or failure;

(j)
if one or more encumbrancers, liens or landlords take possession of any part of the property of any Company or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $10,000,000;

(k)
if an event of default under any one or more agreements, indentures or instruments, under which any Company has outstanding Indebtedness in an amount of at least $10,000,000 or under which another Person has outstanding Indebtedness in an amount of at least $10,000,000 which is guaranteed by any Company, shall occur and be continuing and which results in the acceleration of payment of such Indebtedness or which permits the holder thereof to accelerate the payment of such Indebtedness (whether or not actually accelerated) and with all applicable grace periods having expired, or if any Indebtedness of or guaranteed by any Company in an amount of at least $10,000,000 which is payable on demand is not paid on demand;

(l)
any Person or combination of Persons acting in concert acquires direct or indirect beneficial ownership of more than 50% of the outstanding voting securities of the Parent;

(m)
any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of an Obligor party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Credit Document;

(n)
a material adverse change occurs such that the Majority Lenders, acting reasonably, determine that any Obligor’s ability to perform its obligations under any Credit Document to which it is a party is impaired; or

(o)
notwithstanding any other provision of this Credit Agreement, (x) the termination or cancellation of a Material Contract or (y) any notice of termination or cancellation of a Material Contract which is not being diligently contested by the relevant Obligor and is otherwise not rescinded or withdrawn by the party serving such notice within 30 days of the effective termination or cancellation date set forth therein;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this Agreement (including the then contingent liability of the Issuing Lender under all Letters) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable and the Security shall become immediately enforceable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable and the Security shall become immediately enforceable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above). Upon the payment by the Borrower to the Issuing Lender of the then contingent liability under all outstanding Letters, the Borrower shall have no further liability to the Issuing Lender with respect to such Letters.

13.2 Refund of Overpayments
With respect to each Letter for which the Issuing Lender has been paid all of its contingent liability pursuant to Section 9.4 or 13.1 and provided that all amounts due by the Borrower to the Issuing Lender under Section 9.4 or 13.1 have been paid, the Issuing Lender agrees to pay to the Borrower, upon the later of:

(a)
if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining the Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)
the earlier of:

(i)
the date on which either the original counterpart of such Letter is returned to the Issuing Lender for cancellation or the Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)
the expiry of such Letter; and

(iii)
(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by the Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Issuing Lender for amounts paid by it under or in connection with such Letter (the Issuing Lender having the right to so appropriate such funds).

13.3 Remedies Cumulative
The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this Agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this Agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this Agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.4 Set-Off
In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Obligors or to any other Person, any such notice being expressly waived by the Obligors, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of an Obligor against and on account of the obligations and liabilities of the Obligors which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

Article 14
THE ADMINISTRATIVE AGENT

14.1 Appointment and Authorization of Administrative Agent
Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2 Interest Holders
The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 16.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3 Consultation with Counsel
The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4 Documents
The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5 Administrative Agent as Lender
With respect to that portion of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Obligors and their Affiliates and Persons doing business with the Obligors and/or any of their Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6 Responsibility of Administrative Agent
The duties and obligations of the Administrative Agent to the Lenders under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Obligors of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7 Action by Administrative Agent
The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this Agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders. In respect of any notice by or action taken by the Administrative Agent hereunder, the Obligors shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8 Notice of Events of Default
In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this Agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this Agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9 Responsibility Disclaimed
The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)
to either Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b)
to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, either Obligor of any of its obligations under any of the Credit Documents; or

(c)
to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10 Indemnification
The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Obligors) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11 Credit Decision
Each Lender represents and warrants to the Administrative Agent that:

(a)
in making its decision to enter into this Agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Subject Entities and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)
so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Companies.

14.12 Successor Administrative Agent
Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of $250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13 Delegation by Administrative Agent
The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14 Waivers and Amendments

(a)
Subject to Sections 14.14(b) - (c) any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)
Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)
increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender;

(ii)
extend the Maturity Date;

(iii)
extend the time for the payment of an Accommodation, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility;

(iv)
change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v)
reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 5 or Article 8 of this Agreement;

(vi)
permit any subordination of any of the Secured Obligations;

(vii)
other than pursuant to Section 14.26, release or discharge any of the Security Documents or the guarantee set forth in Article 15 hereof, in whole or in part; or

(viii)
alter the terms of this Section 14.14.

(c)
No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent or the Issuing Lender shall be effective without the prior written consent of the Administrative Agent or the Issuing Lender, as the case may be.

14.15 Determination by Administrative Agent Conclusive and Binding
Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this Agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16 Adjustments among Lenders after Acceleration

(a)
The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)
The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)
For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a), and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)
The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17 Redistribution of Payment
If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18 Distribution of Notices
Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19 Determination of Exposures
Prior to any distribution of Cash Proceeds of Realization to the Lenders, the Administrative Agent shall request each Lender to provide to the Administrative Agent a written calculation of such Lender’s Exposure, each such calculation to be certified true and correct by the Lender providing same. Each Lender shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Lender which is approved by the Administrative Agent shall, absent manifest error, constitute prima facie evidence of such Lender’s Exposure at such time. If the Administrative Agent does not approve any such calculation provided by a particular Lender, the Administrative Agent and such Lender shall, expeditiously and in good faith, make a determination of such Lender’s Exposure which the Administrative Agent approves. With respect to each determination of the Exposure of the Lenders, the Administrative Agent shall promptly notify the Lenders. For the purposes of determining a particular Lender’s Exposure as of a particular date:

(a)
the Exposure of a Lender under this Agreement and the Security Documents shall be the aggregate amount owing to such Lender thereunder on such date; and

(b)
the Exposure of a Lender in respect of Secured Risk Management Agreements shall be measured as the aggregate net exposure of such Lender under all Secured Risk Management Agreements to which such Lender is a party, being the aggregate exposure of such Lender thereunder less the aggregate exposure of the Companies thereunder; the exposure of a party to a Secured Risk Management Agreement shall be, in the case of a Secured Risk Management Agreement which has not been terminated as of such date, the total amount which such party would be obligated to pay to the other party under such Secured Risk Management Agreement in the event of the early termination by such other party as of such date of such Secured Risk Management Agreement as a result of the occurrence of a default or event of default (however specified or designated) with respect to such party thereunder or, in the case of a Secured Risk Management Agreement which has been terminated as of such date, the total amount which such party is obligated to pay to the other party under such Secured Risk Management Agreements.

14.20 Decision to Enforce Security
The Security shall become enforceable as provided in Article 13. Upon the Security becoming enforceable as aforesaid, the Administrative Agent shall promptly so notify each of the Lenders. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders. The Administrative Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders.

14.21 Enforcement
The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

14.22 Application of Cash Proceeds of Realization

(a)
All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)
Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Lenders shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)
firstly, to the payment of all reasonable costs and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents or under the guarantee in Article 15 hereof and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)
secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)
thirdly, to the payment or prepayment of the Secured Obligations (including holding as cash collateral to be applied against Secured Obligations which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

(iv)
the balance, if any, to the relevant Obligor or otherwise in accordance with Applicable Law.

14.23 Security Documents
As continuing collateral security for the Secured Obligations, the Obligors shall execute and deliver the Security Documents. The Security Documents shall be entered into in favour of the Administrative Agent for the rateable benefit of the Finance Parties. The Administrative Agent declares that it shall hold the Security, the Secured Assets charged by the Security Documents and the rights granted to it under the Credit Documents for its own benefit and in its capacity as agent for the rateable benefit of each Finance Party. For certainty, the Obligors acknowledge and agree that the Security Documents shall survive termination of the Credit Facility and shall serve as continuing collateral security for the continuing Secured Obligations (including, for certainty, the Risk Management Obligations) of the Companies owing to the Finance Parties.

14.24 Survival
The provisions of this Article 14 and all other provisions of this Agreement which are necessary to give effect to each of the provisions of this Article 14 shall survive repayment in full of all credit outstanding under the Credit Facility and the termination of the commitments of the Lenders thereunder until such time as all Secured Obligations have been permanently repaid in full and all commitments of the Finance Parties thereunder have been terminated.

14.25 Entering into Contracts
 Each Lender hereby irrevocably authorizes the Administrative Agent to enter into the Security Documents as agent for and on behalf of such Lender and Parent hereby expressly acknowledges the authority of the Administrative Agent to so enter into the Security Documents.

14.26 Discharge of Security
To the extent a sale or other disposition of the Secured Assets is permitted pursuant to Section 11.2(d) or in connection with any Permitted Corporate Reorganization, the Lenders hereby authorize the Administrative Agent, at the cost and expense of the Obligors, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the security interest of the Finance Parties therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.26.

Article 15
GUARANTEE

15.1 Guarantee
Each Obligor hereby unconditionally, absolutely and irrevocably guarantees the full and punctual payment to the Finance Parties, as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise of all of the Secured Obligations of each other Company in the same currency as the currency of such Secured Obligations, whether for principal, interest, fees, expenses, indemnities or otherwise.

15.2 Nature of Guarantee
The guarantee provided for in this Article 15 shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until all applicable Secured Obligations have expired and been paid in full, all obligations of the Obligors hereunder have been paid in full and the Credit Facility has been terminated. Each Obligor guarantees that the Secured Obligations of each other Company will be paid strictly in accordance with the terms thereof, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Finance Parties with respect thereto. Each Obligor renounces all benefits of discussion and division. The liability of the Obligors hereunder shall be absolute, unconditional and irrevocable irrespective of, and without being released or limited by:

(a)
any lack of validity, legality or enforceability of any provision of this Agreement;

(b)
the failure of any Finance Party

(i)
to assert any claim or demand or to enforce any right or remedy against either Obligor or any other Person (including any other guarantor) under the provisions of this Agreement, or otherwise, or

(ii)
to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Secured Obligations;

(c)
any change in the time, manner or place of payment of, or in any term of, all or any of the Secured Obligations, or any other extension, compromise, indulgence or renewal of any Secured Obligation;

(d)
any reduction, limitation, variation, impairment, discontinuance or termination of the Secured Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and the Parent hereby waives any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Secured Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);

(e)
any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of the Secured Obligations or any guarantees or security;

(f)
any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security;

(g)
any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Finance Parties as security for any of the Secured Obligations;

(h)
the loss of or in respect of or the unenforceability of any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, whether occasioned by the fault of a Finance Party or otherwise;

(i)
any change in the name of a Company or in the constating documents, capital structure, capacity or constitution of a Company, the bankruptcy or insolvency of a Company, the sale of any or all of a Company’s business or assets or being consolidated, merged or amalgamated with any other Person; or

(j)
any other circumstance (other than final payment in full) which might otherwise constitute a defence available to, or a legal or equitable discharge of any surety or any other guarantor.

15.3 Finance Parties not Bound to Exhaust Recourse
The Finance Parties shall not be bound to exhaust its recourse against a Company or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from an Obligor.

15.4 Evidence of Secured Obligations
A written statement of the Administrative Agent as to the amount of any Secured Obligations of a Company shall, except for manifest error, be conclusive evidence and shall, in any event, be prima facie evidence against the Parent as to the amount of such Secured Obligations.

15.5 Guarantee in Addition to Other Security
The guarantee provided for in this Article 15 shall be in addition to and not in substitution for any other guarantee or other security which the Finance Parties may now or hereafter hold in respect of the Secured Obligations, and the Finance Parties shall be under no obligation to marshal in favour of the Obligors any other guarantee or other security or any moneys or other assets which they may be entitled to receive or may have a claim upon.

15.6 Reinstatement
 The guarantee provided for in this Article 15 and all other terms of this Article 15 shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment by an Obligor or any other Guarantor of any of the Secured Obligations is rescinded or must otherwise be returned by the recipients thereof by reason of the insolvency, bankruptcy or reorganization of an Obligor or for any other reason, all as though such payment had not been made.

15.7 Waiver of Notice, Etc.
Each Obligor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Secured Obligations and this Agreement.

15.8 Subrogation Rights, Assignment and Postponement of Claim
Until satisfaction in full of all of the Secured Obligations, all dividends, compositions, proceeds of security or payments received by the Finance Parties in respect of the Secured Obligations shall be regarded for all purposes as payments in gross. No Obligor shall exercise any rights which it may acquire by way of subrogation under this Agreement, by any payment made hereunder or otherwise, until the prior satisfaction in full of all of the Secured Obligations. Any amount paid to an Obligor on account of any such subrogation rights prior to the satisfaction in full of all Secured Obligations shall be held in trust for the benefit of the Finance Parties and shall immediately be paid to the Finance Parties and credited and applied against the Secured Obligations, whether matured or unmatured, in accordance with the terms hereof; provided, however, that if

(a)
an Obligor has made payment to the Finance Parties of all of the Secured Obligations, and

(b)
the Credit Facility and all Secured Risk Management Agreements have been terminated,

such Obligor shall be subrogated to the rights of the Finance Parties against the applicable Company with respect to all Secured Obligations of such Company and, at the relevant Obligor’s request, the Finance Parties will execute and deliver to such Obligor appropriate documents (without recourse and without representation or warranty, except that it has not released, assigned or encumbered any subject Secured Obligations) necessary to evidence the transfer by subrogation to such Obligor of all such Secured Obligations.

All debts and liabilities, present and future, of each Obligor to the other are hereby assigned to the Finance Parties and postponed to the Secured Obligations of such other Obligor, and all moneys received by such Obligor in respect thereof upon the occurrence and during the continuance of an Event of Default, shall be received in trust for the Finance Parties and forthwith upon receipt shall be paid over to the Administrative Agent, the whole without in any way lessening or limiting the liability of such Obligor hereunder; and this assignment and postponement shall remain in full force and effect until repayment in full to the Finance Parties of all the Secured Obligations.

15.9 Advance After Certain Events
All advances, renewals and credits made or granted hereunder or in connection herewith by the Finance Parties purportedly to or for any Company after the bankruptcy or insolvency of such Company but before the Finance Parties have received notice thereof, shall be deemed to form part of the Secured Obligations, and all advances, renewals and credits obtained from the Finance Parties hereunder purportedly by or on behalf of any Company shall be deemed to form part of the Secured Obligations, notwithstanding any lack or limitation of power, incapacity or disability of such Company or of the directors or agents thereof and notwithstanding that such Company may not be a legal or suable entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the Finance Parties had knowledge thereof.

Article 16
MISCELLANEOUS

16.1 Notices
All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any Party hereto may from time to time designate to the other Parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

16.2 Severability
If the whole or any portion of the Credit Documents or the application thereof to any circumstance is found to be invalid or unenforceable to an extent that does not affect the operation of the Credit Document in question in a fundamental way, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Credit Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by Applicable Law.

16.3 Counterparts
This Agreement and the Credit Documents may be executed and delivered in one or more original, emailed (in .pdf format), faxed or by other electronic means, signed counterparts, and by different parties in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

16.4 Successors and Assigns
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

16.5 Assignment

(a)
Except as expressly permitted under this Article 16.5, neither the Credit Documents nor the benefit thereof may be assigned by an Obligor.

(b)
A Lender may at any time sell to one or more other financial institutions or other Persons (each such financial institution or other Person a “Participant”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this Agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Obligors shall continue to be obligated to the Lender (and not the Participant) in connection with the Lender’s rights under this Agreement. The Obligors also agree that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation; provided, that, subject to Section 8.6, no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.

(c)
With the prior written consent of, (w) the Obligors (which consent shall not be unreasonably withheld or delayed and shall not be required (i) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose on the Obligors at the time of the assignment any liability under Section 8.6 or (ii) in circumstances where a Default has occurred and is continuing and further provided that such consent shall be deemed to have been granted if the Obligors have not responded to the Administrative Agent’s request for such consent within five Banking Days), (x) the Issuing Lender (notwithstanding Section 1.9, in its sole discretion) and (y) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a Party to the Credit Documents to the extent of the interest so purchased. Any such assignment shall be for Individual Commitments aggregating at least $5,000,000 and, following such assignment, the Lender shall either retain Individual Commitments aggregating at $5,000,000 or have assigned the entirety of its Individual Commitment. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment with respect to the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 16.1, unless and until the requisite consents to such assignment have been obtained and unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent, the Issuing Lender and the Obligors. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the Credit Facility.

(d)
The Obligors authorize the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all information in their possession concerning the Companies which has been delivered to them by or on behalf of the Obligors pursuant to this Agreement or which has been delivered to them by or on behalf of the Obligors in connection with their credit evaluation of the Companies prior to becoming a Party to this Agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its employees, accountants or legal counsel on a need-to-know basis, unless required by law.

16.6 Entire Agreement
This Agreement and the other Finance Documents constitute the entire agreement between the Parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter of this Agreement.

16.7 Further Assurances
The Obligors shall from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent, acting reasonably, for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the Secured Assets, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the Secured Assets are subject to a first ranking priority of such Liens.

16.8 Judgment Currency

(a)
If, for the purpose of obtaining or enforcing judgment against either Obligor in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 16.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 16.8 referred to as the “Indebtedness Currency”) under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)
the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.8(a)(ii) being hereinafter in this Section 16.8 referred to as the “Judgment Conversion Date”).

(b)
If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Obligors shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)
Any amount due from the Obligors under the provisions of Section 16.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(d)
The term “rate of exchange” in this Section 16.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

16.9 Counsel Representation
Each Party agrees that it has been represented by competent counsel in the negotiation of the Credit Documents, and that any rule or construction of law enabling the Obligors to assert that any ambiguities or inconsistencies in the drafting or preparation of the terms of the Credit Documents should diminish any rights or remedies of the Finance Parties are hereby waived by the Obligors.

16.10 Paramountcy
In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Credit Document, the provisions of this Agreement shall prevail and be paramount.

16.11 Confirmation of Security
The Obligors confirm and agree that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon such Obligor and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment and restatement of the Existing Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, each Obligor hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

[The remainder of this page is intentionally left blank.]

DM_TOR/286042.00006/7662962.3  Fourth Amended and Restated Credit Agreement

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

Denison Mines Inc. 595 Bay Street, Suite 402 Toronto, ON M5G 2C2	DENISON MINES INC., as Borrower
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: CFO “Signed”
Name: Sheila Colman Title: Corporate Secretary

Denison Mines Corp. 595 Bay Street, Suite 402 Toronto, ON M5G 2C2	DENISON MINES CORP., as Guarantor
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: President and CFO “Signed”
Name: Sheila Colman Title: General Counsel & Corporate Secretary
  Fourth Amended and Restated Credit Agreement

The Bank of Nova ScotiaCorporate Banking – Loan Syndications40 King St. West – 62nd FloorToronto, Ontario M5W 2X6	THE BANK OF NOVA SCOTIA, as Administrative Agent
Attention: Managing Director	By:	“Signed”
Telefax: (416) 866-2009		Name: Ray Clarke Title: Managing Director

	By:	“Signed”
Name: Bhiravi Ravichandran
Title: Associate Director

The Bank of Nova ScotiaCorporate Banking – Global Mining Scotia Plaza, 62nd Floor 40 King Street West	THE BANK OF NOVA SCOTIA, as Lender
Toronto, Ontario M5W 2X6	By:	“Signed”
Name: Ray Clarke
Attention: Managing Director		Title: Managing Director
Telefax: (416) 866-2009	By:	“Signed”
Name: Bhiravi Ravichandran
Title: Associate Director

  Fourth Amended and Restated Credit Agreement

Schedule A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	$24,000,000

DM_TOR/286042.00006/7662962.3  Fourth Amended and Restated Credit Agreement

Schedule B
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA
I, ____________________, the [senior financial officer] of Denison Mines Corp, hereby certify that:

1.
I am the duly appointed [<@>] of Denison Mines Corp., the parent named in the fourth amended and restated credit agreement made as of January 30, 2015 (as amended to the date hereof, the “Credit Agreement”) between, Denison Mines Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Denison Mines Corp. and Denison Mines Inc. pursuant to the Credit Agreement.

2.
I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article, 10, Article 11 and Article 13 therein.

3.
To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amount and financial ratio as contained in Section 11.1(o) of the Credit Agreement is as follows and detailed calculations thereof are attached hereto:

	Actual Amount or Ratio	Required Amount or Ratio
(a) Tangible Net Worth	_______	U.S.$150,000,000

4.
1Attached hereto is a revised updated Schedule E of the Credit Agreement.

5.
Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _______ day of _____________, 20____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

1Only required to extent necessary pursuant to Section 10.1(n) of the Credit Agreement.
DM_TOR/286042.00006/7662962.3  Fourth Amended and Restated Credit Agreement

CALCULATION WORKSHEET

Tangible Net Worth

Actual:

Equity as of financial statements dated [ ]	U.S.$
Less:
Goodwill and other intangible assets	$<@>
Tangible Net Worth	$<@>

Minimum Required:

Minimum Level	$150,000,000

Compliance                                [Yes]/[No]

DM_TOR/286042.00006/7662962.3  Fourth Amended and Restated Credit Agreement

Schedule C
FORM OF ASSIGNMENT
Dated __________, 20___

Reference is made to the fourth amended and restated credit agreement made as of January 30, 2015 (as amended to the date hereof, the “Credit Agreement”), between Denison Mines Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________ (the “Assignee”) agree as follows:

(a)
The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).
(b)
The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Companies or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent, the Issuing Lender and the Obligors of the assignment to the Assignee hereunder.
(c)
The effective date of this Assignment (the “Effective Date”) shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Obligors, the Administrative Agent and the Issuing Lender in accordance with Section 16.5(c) of the Credit Agreement.

(d)
The Assignee hereby agrees to the specific Individual Commitment of $___________ with respect to the Credit Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 16.1 of the Credit Agreement.
(e)
As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.
(f)
The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Title:

[ASSIGNEE]
By:
Title:

Address

Attention:
Telefax:

Acknowledged and agreed to as of this ___________ day of ___________ , 20______.

THE BANK OF NOVA SCOTIA, as Administrative Agent
By:
Name:
Title:
Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE BANK OF NOVA SCOTIA, as Issuing Lender
By:
Name:
Title:

DENISON MINES INC., as Borrower2
By:
Name:
Title:

DENISON MINES CORP., as Guarantor2
By:
Name:
Title:

2 To the extent required pursuant to Section 16.5(c).
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Schedule D
FORM OF DRAWDOWN NOTICE

TO:
The Bank of Nova Scotia, as Agent

Global Wholesale Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Att: Senior Manager
Facsimile: (416) 866-5991

With a copy to Corporate Banking – Global Mining
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Att: Managing Director
Facsimile: (416) 866-2009

RE:
Fourth amended and restated credit agreement made as of January 30, 2015 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Denison Mines Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to have a Letter issued under the Credit Facility on [date of drawdown] as follows:

Amount and Currency: __________________________________

Date of Issuance: ______________________________________

Named Beneficiary: ____________________________________

Maturity Date: ________________________________________

Other Terms: _________________________________________

If issued on behalf of a Subsidiary of the Parent as well as on behalf of the undersigned, the name of such

Subsidiary: ___________________________________________

To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.
All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.
DATED the ______ day of _______________, 20___.

DENISON MINES INC.
By:
Name:
Title:
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Schedule E
CORPORATE CHART

As of December 31, 2014

Denison Mines Corp.
(Ontario)
100%
Denison Mines Inc.
(Ontario)
100%
Denison AB Holdings Corp.
(BC)
100%
Denison Waterbury Corp.
(Canada)
100%
Denison Mines (Bermuda) I Ltd.
(Bermuda)
100%
Rockgate Capital Corp.
(BC)
60%
Waterbury Lake Uranium Corp.
(BC)
100%
Denison Mines (Mongolia) Ltd.
(Bermuda)
85.0%
Gurvan Saihan Joint Venture
(Mongolia)
100%
Delta Exploration Mali SARL
(Mali)
100%
Denison Mines (Zambia) Ltd.
(Bermuda)
100%
Pitchstone Exploration Ltd.
(Ontario)
0.02%
59.99%
Waterbury Lake Uranium LP
(BC)
100%
Denison Mines Zambia Limited
(Zambia)
90.0%
PXP Namibia (Pty) Ltd.
(Namibia)
100%
Denison Mines Mongolia XXK
(Mongolia)

Inactive Subsidiaries: Concours Resources Inc.; Stanatomic Uranium Mines Limited; Rift Valley GoldFields Limited; Denison Mines (Argentina I) Ltd.; Rockgate Mali SARL; Minera Rockgate de Mexico, SA

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Schedule F
REIMBURSEMENT INSTRUMENT

TO:	The Bank of Nova Scotia (the “Issuing Lender”)
RE:
Fourth amended and restated credit agreement made as of January 30, 2015 as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Denison Mines Inc., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the Issuing Lender the amount of each and any demand or other request for payment presented to and paid by the Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by the Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).
DATED as of the _______ day of ________________, ______.

[NAME OF SUBSIDIARY]
By:

By:

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Schedule G
CAPITAL OF PLEDGED SUBSIDIARIES

Pledged Subsidiary	Authorized Capital	Issued Capital	Owner of Record
Denison Mines Inc.	Unlimited number of common shares	11,270,000 common shares	Parent

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Schedule H
SECURITY DOCUMENTS

1.
Security Agreement dated as of June 30, 2008 entered into by the Parent and the Administrative Agent (re: Shares of DMI and inter-company debt); and

2.
General Security Agreement dated as of June 30, 2008 entered into by DMI and the Administrative Agent.

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Schedule I
AGREED ENVIRONMENTAL REQUIREMENTS

This schedule continues on the next page.

July 2006

The "Equator Principles"

A financial industry benchmark for determining, assessing and managing social & environmental risk in project financing

www.equator-principles.com

PREAMBLE

Project financing, a method of funding in which the lender looks primarily to the revenues generated by a single project both as the source of repayment and as security for the exposure, plays an important role in financing development throughout the world.[1] Project financiers may encounter social and environmental issues that are both complex and challenging, particularly with respect to projects in the emerging markets.

The Equator Principles Financial Institutions (EPFIs) have consequently adopted these Principles in order to ensure that the projects we finance are developed in a manner that is socially responsible and reflect sound environmental management practices. By doing so, negative impacts on project-affected ecosystems and communities should be avoided where possible, and if these impacts are unavoidable, they should be reduced, mitigated and/or compensated for appropriately. We believe that adoption of and adherence to these Principles offers significant benefits to ourselves, our borrowers and local stakeholders through our borrowers' engagement with locally affected communities. We therefore recognise that our role as financiers affords us opportunities to promote responsible environmental stewardship and socially responsible development. As such, EPFIs will consider reviewing these Principles from time-to-time based on implementation experience, and in order to reflect ongoing learning and emerging good practice.

These Principles are intended to serve as a common baseline and framework for the implementation by each EPFI of its own internal social and environmental policies, procedures and standards related to its project financing activities. We will not provide loans to projects where the borrower will not or is unable to comply with our respective social and environmental policies and procedures that implement the Equator Principles.

[1] **Project finance** is "a method of funding in which the lender looks primarily to the revenues generated by a single project, both as the source of repayment and as security for the exposure. This type of financing is usually for large, complex and expensive installations that might include, for example, power plants, chemical processing plants, mines, transportation infrastructure, environment, and telecommunications infrastructure. Project finance may take the form of financing of the construction of a new capital installation, or refinancing of an existing installation, with or without improvements. In such transactions, the lender is usually paid solely or almost exclusively out of the money generated by the contracts for the facility's output, such as the electricity sold by a power plant. The borrower is usually an SPE (Special Purpose Entity) that is not permitted to perform any function other than developing, owning, and operating the installation. The consequence is that repayment depends primarily on the project's cash flow and on the collateral value of the project's assets." Source: *Basel Committee on Banking Supervision*, International Convergence of Capital Measurement and Capital Standards ("Basel II"), November 2005. http://www.bis.org/publ/bcbs118.pdf.

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SCOPE

The Principles apply to all new project financings globally with total project capital costs of US$10 million or more, and across all industry sectors. In addition, while the Principles are not intended to be applied retroactively, we will apply them to all project financings covering expansion or upgrade of an existing facility where changes in scale or scope may create significant environmental and/or social impacts, or significantly change the nature or degree of an existing impact.

The Principles also extend to project finance advisory activities. In these cases, EPFIs commit to make the client aware of the content, application and benefits of applying the Principles to the anticipated project, and request that the client communicate to the EPFI its intention to adhere to the requirements of the Principles when subsequently seeking financing.

STATEMENT OF PRINCIPLES

EPFIs will only provide loans to projects that conform to Principles 1-9 below.

Principle 1: Review and Categorisation
When a project is proposed for financing, the EPFI will, as part of its internal social and environmental review and due diligence, categorise such project based on the magnitude of its potential impacts and risks in accordance with the environmental and social screening criteria of the International Finance Corporation (IFC) (Exhibit I).

Principle 2: Social and Environmental Assessment
For each project assessed as being either Category A or Category B, the borrower has conducted a Social and Environmental Assessment ("Assessment") process[2] to address, as appropriate and to the EPFI's satisfaction, the relevant social and environmental impacts and risks of the proposed project (which may include, if relevant, the illustrative list of issues as found in Exhibit II). The Assessment should also propose mitigation and management measures relevant and appropriate to the nature and scale of the proposed project.

Principle 3: Applicable Social and Environmental Standards
For projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, the Assessment will refer to the then applicable IFC Performance Standards (Exhibit III) and the then applicable Industry Specific EHS Guidelines ("EHS Guidelines") (Exhibit IV). The Assessment will establish to a participating EPFI's satisfaction the project's overall compliance with, or justified deviation from, the respective Performance Standards and EHS Guidelines.

The regulatory, permitting and public comment process requirements in High-Income OECD Countries, as defined by the World Bank Development Indicators Database, generally meet or exceed the requirements of the IFC Performance Standards (Exhibit III) and EHS Guidelines (Exhibit IV). Consequently, to avoid duplication and streamline EPFI's review of

[2] **Social and Environmental Assessment** is a process that determines the social and environmental impacts and risks (including labour, health, and safety) of a proposed project in its area of influence. For the purposes of Equator Principles compliance, this will be an adequate, accurate and objective evaluation and presentation of the issues, whether prepared by the borrower, consultants or external experts. Depending on the nature and scale of the project, the assessment document may comprise a full-scale social and environmental impact assessment, a limited or focused environmental or social assessment (e.g. audit), or straight-forward application of environmental siting, pollution standards, design criteria, or construction standards. One or more specialised studies may also need to be undertaken.

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these projects, successful completion of an Assessment (or its equivalent) process under and in compliance with local or national law in High-Income OECD Countries is considered to be an acceptable substitute for the IFC Performance Standards, EHS Guidelines and further requirements as detailed in Principles 4, 5 and 6 below. For these projects, however, the EPFI still categorises and reviews the project in accordance with Principles 1 and 2 above.

The Assessment process in both cases should address compliance with relevant host country laws, regulations and permits that pertain to social and environmental matters.

Principle 4: Action Plan and Management System
For all Category A and Category B projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, the borrower has prepared an Action Plan (AP)[3] which addresses the relevant findings, and draws on the conclusions of the Assessment. The AP will describe and prioritise the actions needed to implement mitigation measures, corrective actions and monitoring measures necessary to manage the impacts and risks identified in the Assessment. Borrowers will build on, maintain or establish a Social and Environmental Management System that addresses the management of these impacts, risks, and corrective actions required to comply with applicable host country social and environmental laws and regulations, and requirements of the applicable Performance Standards and EHS Guidelines, as defined in the AP.

For projects located in High-Income OECD countries, EPFIs may require development of an Action Plan based on relevant permitting and regulatory requirements, and as defined by host-country law.

Principle 5: Consultation and Disclosure
For all Category A and, as appropriate, Category B projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, the government, borrower or third party expert has consulted with project affected communities in a structured and culturally appropriate manner.[4] For projects with significant adverse impacts on affected communities, the process will ensure their free, prior and informed consultation and facilitate their informed participation as a means to establish, to the satisfaction of the EPFI, whether a project has adequately incorporated affected communities' concerns.[5]

---

[3] The **Action Plan** may range from a brief description of routine mitigation measures to a series of documents (e.g., resettlement action plan, indigenous peoples plan, emergency preparedness and response plan, decommissioning plan, etc). The level of detail and complexity of the Action Plan and the priority of the identified measures and actions will be commensurate with the project's potential impacts and risks. Consistent with Performance Standard 1, the internal **Social and Environmental Management System** will incorporate the following elements: (i) Social and Environmental Assessment; (ii) management program; (iii) organisational capacity; (iv) training; (v) community engagement; (vi) monitoring; and (vii) reporting.

[4] **Affected communities** are communities of the local population within the project's area of influence who are likely to be adversely affected by the project. Where such consultation needs to be undertaken in a structured manner, EPFIs may require the preparation of a Public Consultation and Disclosure Plan (PCDP).

[5] **Consultation** should be "free" (free of external manipulation, interference or coercion, and intimidation), "prior" (timely disclosure of information) and "informed" (relevant, understandable and accessible information), and apply to the entire project process and not to the early stages of the project alone. The borrower will tailor its consultation process to the language preferences of the affected communities, their decision-making processes, and the needs of disadvantaged or vulnerable groups. Consultation with Indigenous Peoples must conform to specific and detailed requirements as found in Performance Standard 7. Furthermore, the special rights of Indigenous Peoples as recognised by host-country legislation will need to be addressed.

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In order to accomplish this, the Assessment documentation and AP, or non-technical summaries thereof, will be made available to the public by the borrower for a reasonable minimum period in the relevant local language and in a culturally appropriate manner. The borrower will take account of and document the process and results of the consultation, including any actions agreed resulting from the consultation. For projects with adverse social or environmental impacts, disclosure should occur early in the Assessment process and in any event before the project construction commences, and on an ongoing basis.

Principle 6: Grievance Mechanism
For all Category A and, as appropriate, Category B projects located in non-OECD countries, and those located in OECD countries not designated as High-Income, as defined by the World Bank Development Indicators Database, to ensure that consultation, disclosure and community engagement continues throughout construction and operation of the project, the borrower will, scaled to the risks and adverse impacts of the project, establish a grievance mechanism as part of the management system. This will allow the borrower to receive and facilitate resolution of concerns and grievances about the project's social and environmental performance raised by individuals or groups from among project-affected communities. The borrower will inform the affected communities about the mechanism in the course of its community engagement process and ensure that the mechanism addresses concerns promptly and transparently, in a culturally appropriate manner, and is readily accessible to all segments of the affected communities.

Principle 7: Independent Review
For all Category A projects and, as appropriate, for Category B projects, an independent social or environmental expert not directly associated with the borrower will review the Assessment, AP and consultation process documentation in order to assist EPFI's due diligence, and assess Equator Principles compliance.

Principle 8: Covenants
An important strength of the Principles is the incorporation of covenants linked to compliance. For Category A and B projects, the borrower will covenant in financing documentation:

a) to comply with all relevant host country social and environmental laws, regulations and permits in all material respects;

b) to comply with the AP (where applicable) during the construction and operation of the project in all material respects;

c) to provide periodic reports in a format agreed with EPFIs (with the frequency of these reports proportionate to the severity of impacts, or as required by law, but not less than annually), prepared by in-house staff or third party experts, that i) document compliance with the AP (where applicable), and ii) provide representation of compliance with relevant local, state and host country social and environmental laws, regulations and permits; and

d) to decommission the facilities, where applicable and appropriate, in accordance with an agreed decommissioning plan.

Where a borrower is not in compliance with its social and environmental covenants, EPFIs will work with the borrower to bring it back into compliance to the extent feasible, and if the borrower fails to re-establish compliance within an agreed grace period, EPFIs reserve the right to exercise remedies, as they consider appropriate.

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Principle 9: Independent Monitoring and Reporting
To ensure ongoing monitoring and reporting over the life of the loan, EPFIs will, for all Category A projects, and as appropriate, for Category B projects, require appointment of an independent environmental and/or social expert, or require that the borrower retain qualified and experienced external experts to verify its monitoring information which would be shared with EPFIs.

Principle 10: EPFI Reporting
Each EPFI adopting the Equator Principles commits to report publicly at least annually about its Equator Principles implementation processes and experience, taking into account appropriate confidentiality considerations.[6]

DISCLAIMER

The adopting EPFIs view these Principles as a financial industry benchmark for developing individual, internal social and environmental policies, procedures and practices. As with all internal policies, these Principles do not create any rights in, or liability to, any person, public or private. Institutions are adopting and implementing these Principles voluntarily and independently, without reliance on or recourse to IFC or the World Bank.

[6] Such reporting should at a minimum include the number of transactions screened by each EPFI, including the categorisation accorded to transactions (and may include a breakdown by sector or region), and information regarding implementation.

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Exhibit I: Categorisation of projects

As part of their review of a project's expected social and environmental impacts, EPFIs use a system of social and environmental categorisation, based on IFC's environmental and social screening criteria, to reflect the magnitude of impacts understood as a result of assessment. These categories are:

- **Category A** – Projects with potential significant adverse social or environmental impacts that are diverse, irreversible or unprecedented;
- **Category B** – Projects with potential limited adverse social or environmental impacts that are few in number, generally site-specific, largely reversible and readily addressed through mitigation measures; and
- **Category C** – Projects with minimal or no social or environmental impacts.

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Exhibit II:
Illustrative list of potential social and environmental issues to be addressed in the Social and Environmental Assessment documentation

In the context of the business of the project, the Assessment documentation will address, where applicable, the following issues:

a) assessment of the baseline social and environmental conditions
b) consideration of feasible environmentally and socially preferable alternatives
c) requirements under host country laws and regulations, applicable international treaties and agreements
d) protection of human rights and community health, safety and security (including risks, impacts and management of project's use of security personnel)
e) protection of cultural property and heritage
f) protection and conservation of biodiversity, including endangered species and sensitive ecosystems in modified, natural and critical habitats, and identification of legally protected areas
g) sustainable management and use of renewable natural resources (including sustainable resource management through appropriate independent certification systems)
h) use and management of dangerous substances
i) major hazards assessment and management
j) labour issues (including the four core labour standards), and occupational health and safety
k) fire prevention and life safety
l) socio-economic impacts
m) land acquisition and involuntary resettlement
n) impacts on affected communities, and disadvantaged or vulnerable groups
o) impacts on indigenous peoples, and their unique cultural systems and values
p) cumulative impacts of existing projects, the proposed project, and anticipated future projects
q) consultation and participation of affected parties in the design, review and implementation of the project
r) efficient production, delivery and use of energy
s) pollution prevention and waste minimisation, pollution controls (liquid effluents and air emissions) and solid and chemical waste management

Note: The above list is for illustrative purposes only. The Social and Environmental Assessment process of each project may or may not identify all issues noted above, or be relevant to every project.

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Exhibit III: IFC Performance Standards on Social and Environmental Sustainability

As of April 30, 2006, the following list of IFC Performance Standards were applicable:

- Performance Standard 1: Social & Environmental Assessment & Management System
- Performance Standard 2: Labor and Working Conditions
- Performance Standard 3: Pollution Prevention and Abatement
- Performance Standard 4: Community Health, Safety and Security
- Performance Standard 5: Land Acquisition and Involuntary Resettlement
- Performance Standard 6: Biodiversity Conservation and Sustainable Natural Resource Management
- Performance Standard 7: Indigenous Peoples
- Performance Standard 8: Cultural Heritage

Note: The IFC has developed a set of **Guidance Notes** to accompany each Performance Standard. While not formally adopting the Guidance Notes, EPFIs or borrowers may use the Guidance Notes as useful points of reference when seeking further guidance on or interpretation of the Performance Standards. The IFC Performance Standards, Guidance Notes and Industry Sector EHS Guidelines can be found at www.ifc.org/enviro

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Exhibit IV: Industry-Specific Environmental, Health and Safety (EHS) Guidelines

EPFIs will utilise the appropriate environmental, health and safety (EHS) guidelines used by IFC which are now in place, and as may be amended from time-to-time.

IFC is using two complementary sets of EHS Guidelines available at the IFC website (www.ifc.org/enviro). These sets consist of all the environmental guidelines contained in Part III of the World Bank's Pollution Prevention and Abatement Handbook (PPAH) which went into official use on July 1, 1998 and a series of environmental, health and safety guidelines published on the IFC website between 1991 and 2003. Ultimately new guidelines, incorporating the concepts of cleaner production and environmental management systems, will be written to replace this series of industry sector, PPAH and IFC guidelines.

Where no sector specific guideline exists for a particular project then the PPAH's General Environmental Guidelines and the IFC Occupational Health and Safety Guidelines (2003) are applied, with modifications as necessary to suit the project.*

The table below lists both the World Bank Guidelines and the IFC Guidelines as of March 1, 2006.

Industry Specific EHS Guidelines:

World Bank Guidelines (PPAH)	IFC Guidelines
1. Aluminum Manufacturing	1. Airports
2. Base Metal and Iron Ore Mining	2. Ceramic Tile Manufacturing
3. Breweries	3. Construction Materials Plants
4. Cement Manufacturing	4. Electric Power Transmission and Distribution
5. Chlor-Alkali Plants	5. Fish Processing
6. Coal Mining and Production	6. Food and Beverage Processing
7. Coke Manufacturing	7. Forestry Operations: Logging
8. Copper Smelting	8. Gas Terminal Systems
9. Dairy Industry	9. Geothermal Projects
10. Dye Manufacturing	10. Hazardous Materials Management
11. Electronics Manufacturing	11. Health Care
12. Electroplating Industry	12. Life & Fire Safety
13. Foundries	13. Occupational Health and Safety
14. Fruit and Vegetable Processing	14. Office Buildings
15. General Environmental Guidelines	15. Offshore Oil & Gas
16. Glass Manufacturing	16. Polychlorinated Biphenyls (PCBs)
17. Industrial Estates	17. Pesticide Handling and Application
18. Iron and Steel Manufacturing	18. Plantations
19. Lead and Zinc Smelting	19. Port and Harbor Facilities
20. Meat Processing and Rendering	20. Rail Transit Systems
21. Mini Steel Mills	21. Roads and Highways
22. Mixed Fertilizer Plants	22. Telecommunications
23. Monitoring	23. Tourism and Hospitality Development
24. Nickel Smelting and Refining	24. Waste Management Facilities
25. Nitrogenous Fertilizer Plants	25. Wastewater Reuse
26. Oil and Gas Development (Onshore)	26. Wildland Management
27. Pesticides Formulation	27. Wind Energy Conversion Systems
28. Pesticides Manufacturing	28. Wood Products Industries

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29. Petrochemicals Manufacturing	
30. Petroleum Refining	
31. Pharmaceutical Manufacturing	
32. Phosphate Fertilizer Plants	
33. Printing Industry	
34. Pulp and Paper Mills	
35. Sugar Manufacturing	
36. Tanning and Leather Finishing	
37. Textiles Industry	
38. Thermal Power Guidelines for New Plants	
39. Thermal Power Rehabilitation of Existing Plants	
40. Vegetable Oil Processing	
41. Wood Preserving Industry	

* Exception (the following are World Bank Guidelines not contained in the PPAH and currently in use)

Mining and Milling - Underground
Mining and Milling - Open Pit

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